April 29, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.

Form 10-K for the fiscal year ended July 3, 2004

Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005

File No. 000-27024

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated April 15, 2005, regarding the above captioned Form 10-K for the fiscal year ended July 3, 2004, and Quarterly Report on Form 10-Q for the quarter ended January 1, 2005, each filed by Nobel Learning Communities, Inc. (“NLCI”). For your convenience, each of the Staff’s comments has been reproduced, followed by NLCI’s response to such comment.

1.	We note from your responses to our previously issued comments 8 & 12. It is still unclear to us how you determined your operating segments and reporting units under the guidance of SFAS 131 and SFAS 142. In this regard, please address the following items:

•	Clarify for us who you have identified as your chief operating decision maker and segment managers, as defined by paragraphs 12 and 14 of SFAS 131, respectively.

•	To further assist us in our understanding of your operations, please provide us with an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities.

•	Please provide us with an example of all reports that are reviewed by your chief operating decision maker and segment management.

Nobel Learning Communities, Inc. • 1615 West Chester Pike • West Chester PA 19382-7956

Telephone: 484-947-2000 • Fax: 484-947-2003

•	Please clarify your statement that “operating results for all schools are reviewed by management monthly by school…” Tell us who reviews these results and whether they are reviewed by either the chief operating decision maker or segment management. In light of this information, tell us why you believe that each school is neither an operating segment nor a reporting unit.

Response Introduction

To clarify our use of the guidance of both SFAS 131 and SFAS 142 in response to the questions as to whether NLCI has an internal management structure that supports the definition of reporting unit, NLCI used the guidance of SFAS 142 paragraph 30 “A reporting unit is an operating segment or one level below an operating segment (referred to as a component)”, and “The relevant provisions of Statement 131 and related interpretative literature shall be used to determine the reporting units of an entity.” In addition the guidance of paragraph 31 “An entity that is not required to report segment information in accordance with Statement 131 is nonetheless required to test for good will impairment at the reporting unit level. The entity shall use the guidance in paragraphs 10-15 of Statement 131 to determine its operating segments for purposes of determining its reporting units.”

From this guidance NLCI concluded;

1) it is expected that an entity can have reporting units, for purposes testing of goodwill impairment that exist one level below the operating segment and as such are not individual operating segments,

2) the guidance of SFAS 131 is to be used substituting the term “operating segment” with either “reporting unit” or “component” and,

3) the qualitative guidance of paragraphs 10-15 of SFAS 131 are to be used to determine whether an entity has a reporting unit or component and once so determined by an entity, the guidance of paragraph 17 of SFAS 131, ‘Two or more operating segments may be aggregated” whether or not economic similarities exist, guides the determination as to whether an entity may or may not consolidate reporting units.

Additive to number 3 above is the determination by NLCI that this is a meaningful and purposeful analysis in the spirit of the aforementioned guidance to determine goodwill impairment based on how the goodwill was acquired, in this case geographically. The fact that NLCI determined there were 10 reporting units is determinative of its intent to follow the guidance.

Response to additional request for information

Bullet one

For purposes of the private school segment, in accordance guidance of SFAS 131 paragraph 12 “Often the chief operating decision maker of an enterprise is its chief operating decision maker, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.”, NLCI’s chief operating decision maker is comprised of its Chief Operating Officer and the Regional Vice Presidents/Directors who report directly to the Chief Operating Officer.

For the purpose of reporting units, the chief operating decision makers are NLCI’s Executive Directors (ED). These are each identified on the attached organization chart. Each ED has a group of schools in a common geography. Each ED conducts regular reviews of her/his respective operations and is directly accountable for her/his respective results and is responsible for allocation of resources within her/his respective areas. In addition to resource allocation and performance reviews each ED also prepares annual budgets for her/his respective areas.

Bullet two

As requested, we have provided an eight page organization chart for NLCI identifying the various levels of management. The responsibilities of each position are summarized above and presented by the hierarchy displayed in the organization chart.

Bullet three

As requested, an example of the weekly and monthly reports reviewed by the respective chief decision makers is attached.

Bullet four

In regards to our private school operating segment. - The organization chart and report examples provided in this response clarify the COO role. The COO, as chief operating decision maker of the private school segment, receives and reviews weekly and monthly information in summary for the private school segment (see the one page report examples with “Summary” in the title.) The COO is charged with acting on this information to guide allocation of resources and manage performance in the private school segment.

In regards to reporting units. - The organization chart and report examples provided in this response clarify what is meant by our statement that “operating results for all schools are reviewed by management monthly by school…”. The EDs, as chief operating decision makers, receive and review weekly and monthly information for her/his respective districts. They are charged with acting on this information to allocate resources and manage performance in her/his district.

As to whether each school comprises an operating segment, NLCI believes it has followed the guidance of SFAS 131 correctly. The schools/districts and regions that comprise its private school business are in fact the same business for the required qualitative reasons. The private school business is “run” by its chief operating decision maker, the group consisting of the COO and Regional VP’s.

In regards as to whether each school comprises a reporting unit, NLCI concludes it has followed the guidance of first SFAS 142 and then by reference to SFAS 131 correctly. The districts, which comprise the reporting units used for evaluation of goodwill impairment, were selected based on their geographic relevance, use of our existing internal reporting structure and related reports driving evaluation of unit performance by reporting unit management. Additionally, NLCI concluded that the way in which the goodwill was acquired is meaningful and believed the impairment evaluation was best performed on the geographic basis which is consistent with the manner in which the goodwill was obtained. Finally, NLCI embraced the fact that the Board intended to provide an entity with the ability to identify a reporting unit separate from its operating segment. This is clearly in the spirit of what the Board intended in this guidance.

NLCI believes it has comprehensively and concisely responded the issues raised by the Staff. We respectfully request the Staff’s cooperation in reviewing the response so that we can continue to timely comply with our ongoing filing obligations. To facilitate your review, we would be pleased to meet with you in person or conduct a conference call to respond to any questions or comments you may have. Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901. Thank you.

Sincerely,

/s/ Thomas Frank
Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.

cc:	Adam Washecka
Kathy Herman
Richard P. Jaffe

Nobel Learning Communities

Weekly Operations Report - April 05 - Summary

Weeks in Month	4
Week #	2
$ scale	$1,000

Net Revenue

	Bud Apr	Bud MTD	Act MTD	PY Act MTD	Var MTD Act v Bud	%	% of Full Month Bud	Var Act v PY	%
Base Schools
North	$4,480	$2,240	$2,253	$2,145	$13	1%	50%	$108	5.0%
South	4,030	2,015	1,987	1,917	(28)	(1%)	49%	70	3.7%
West	4,587	2,293	2,161	2,107	(132)	(6%)	47%	54	2.6%

	13,098	6,549	6,401	6,168	(148)	(2%)	49%	233	3.8%
New Schools(1)
North	181	90	82	1	(9)	(10%)	45%
South	81	40	52	(0)	12	30%	65%
West	77	39	36	27	(3)	(8%)	46%

	339	169	170	28	0	0%	50%
All Schools
North	4,661	2,331	2,335	2,146	4	0%	50%	189	8.8%
South	4,111	2,055	2,039	1,917	(16)	(1%)	50%	122	6.4%
West	4,664	2,332	2,197	2,134	(135)	(6%)	47%	63	2.9%

Division Total	13,436	6,718	6,571	6,197	(147)	(2%)	49%	374	6.0%
Paladin	152	76	77	69	1	1%	51%	8	11.8%
HLA	214	107	101	91	(6)	(6%)	47%	10	10.6%
Charter	179	89	89	89	0	0%	50%	0	0.5%

Sub-total	13,982	6,991	6,838	6,445	(153)	(2%)	49%	392	6.1%
Closed Schools	367	184		249	(184)	(100%)	0%	(249)	(100.0%)

Sub-total	14,349	7,174	6,838	$6,694	(337)	(5%)	48%	$143	2.1%
TAC & Registr Accrual	158	79	62		(17)	(22%)	39%

Nobel Total	$14,507	$7,254	$6,899		($354)	(5%)	48%

	—		—	—

Payroll

	Bud Apr	Bud MTD	Act MTD	Var MTD	Bud % of Rev	Act % of Rev	Var % of Rev
North	$1,905	$952	$943	$10	40.9%	40.4%	0.5%
South	1,680	840	829	11	40.9%	40.7%	0.2%
West	1,772	886	837	49	38.0%	38.1%	(0.1%)

Division Total	5,356	2,678	2,609	69	39.9%	39.7%	0.2%
Paladin	47	24	23	1	30.9%	29.7%	1.2%
HLA	71	36	36	(1)	33.3%	36.1%	(2.7%)
Charter	0	0	0	0	0.0%	0.0%	0.0%

Sub-total	5,475	2,737	2,668	69	39.2%	39.0%	0.1%
Closed Schools	172	86		86

Sub-total	5,647	2,824	2,668	155
TAC & Registr Accrual	38	19	19	0

Nobel Total	$5,685	$2,843	$2,687	$155	39.2%	39.0%	0.2%

	—		—

Contribution Margin

	Bud Apr	Bud MTD	Act MTD	Var MTD	%
North	$2,756	$1,378	$1,392	$14	1%
South	2,431	1,216	1,210	(6)	(0%)
West	2,892	1,446	1,360	(86)	(6%)

Division Total	8,080	4,040	3,962	(78)	(2%)
Paladin	105	53	54	1	3%
HLA	143	71	64	(7)	(10%)
Charter	179	89	89	0	0%

Sub-total	8,507	4,253	4,169	(84)	(2%)
Closed Schools	195	97	0	(97)	(100%)

Sub-total	8,702	4,351	4,169	(181)	(4%)
TAC & Registr Accrual	120	60	43	(17)	29%

Nobel Total	$8,822	$4,411	$4,212	($199)	(5%)

(1)	Schools open less than 13 months

Weekly Detail Financial Report

Weekly Operations Report - April 05 - Summary

Weeks in Month	4
Week #	2
Scale	$1,000

SCH #	NAME	Principle		Type	New		Revenue
		First	Last				Bud 4/1	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	% of Budget	V Bud Prorated	PY Week	PY MTD	V PY MTD
9	North Wales	Merry	Linde	PS		W	73.9	17.3	17.6	0.0	0.0	35.0	47%	($2.0)	17.4	34.9	0%
10	Plymouth Meeting	Stacy	Schulster	PS		W	87.0	19.6	20.4	0.0	0.0	40.0	46%	(3.5)	20.7	41.7	(4%)
702	Lehigh Valley	Tawni	Connor	PS		W	62.8	17.6	17.8	0.0	0.0	35.4	56%	4.0	16.0	32.0	10%
706	New Britian	Pamela	Denato	PS		W	81.1	16.1	16.3	0.0	0.0	32.4	40%	(8.1)	19.9	39.8	(19%)
708	Marple	Marcia	Wileczek	PS		W	98.2	25.0	25.2	0.0	0.0	50.3	51%	1.1	22.5	45.7	10%
709	Newtown Grant	Rose	Shaefer	PS		W	73.3	20.9	21.1	0.0	0.0	42.0	57%	5.4	17.7	35.6	18%
712	Royersford	Donna	Haas	PS		W	94.2	25.5	24.7	0.0	0.0	50.2	53%	3.1	22.4	44.9	12%
713	Audubon	Karen	Stewart	PS		W	98.6	24.3	23.4	0.0	0.0	47.6	48%	(1.7)	24.2	48.8	(2%)
714	Oaks	Cindie	Page	EL		M	88.5	21.0	21.0	0.0	0.0	42.0	47%	(2.3)	20.6	41.1	2%
715	Penn Mutual	Zakiyyah	Harley	PS		W	72.4	18.2	18.0	0.0	0.0	36.3	50%	0.0	16.4	33.1	10%
716	Chadlfont	Jane	Deriscavage	PS		W	81.2	18.5	17.6	0.0	0.0	36.1	44%	(4.5)	19.9	38.9	(7%)
4424	Oaks (714) Paladin	Cindie	Page	EL	N13	M	1.5	0.5	0.5	0.0	0.0	0.9	62%	0.2	0.4	0.7	25%

PA-1	Donna Knoll-total excl New				N13		911.2	224.0	223.2	0.0	0.0	447.1	49%	(8.47)	217.8	436.4	2%

PA-1	Donna Knoll - Total						912.7	224.4	223.6	0.0	0.0	448.0	49%	(8.29)	218.2	437.1	2%

8	Wayne	Heather	Furlong	PS		W	85.1	24.5	21.5	0.0	0.0	45.9	54%	3.37	20.5	40.9	12%
14	Great Valley	Kim	Robinson	PS		W	111.3	29.6	28.4	0.0	0.0	58.0	52%	2.34	26.8	53.3	9%
15	West Goshen	Joe	Rodia	EL		M	81.2	20.8	21.3	0.0	0.0	42.2	52%	1.59	18.0	35.8	18%
17	Exton	Christine	Herzog	PS		W	76.9	19.6	19.7	0.0	0.0	39.2	51%	0.82	19.1	38.3	2%
52	Manapalan Elem	Gerri	Kromann	EL		M	236.5	59.7	60.0	0.0	0.0	119.7	51%	1.38	57.6	115.2	4%
704	Brandywine	Heather	Domsohn	PS		W	100.3	22.5	21.8	0.0	0.0	44.3	44%	(5.89)	23.9	47.4	(7%)
705	Camp Hill	Christine	Rogers	PS		W	47.6	12.4	13.1	0.0	0.0	25.5	54%	1.77	12.3	24.2	5%
707	Stoneridge	Jessica	Hamilton	PS		W	80.9	20.5	20.1	0.0	0.0	40.6	50%	0.11	20.6	41.0	(1%)
710	Lancaster	Cindy	Skalla	PS		W	78.4	22.7	22.2	0.0	0.0	44.9	57%	5.69	19.4	39.1	15%
711	Chaddsford	Diana	Mallon	PS		W	96.3	24.0	23.2	0.0	0.0	47.2	49%	(0.90)	23.4	48.1	(2%)

PA-2	Loraine DiScuillo-Total excl New				N13		994.5	256.3	251.2	0.0	0.0	507.5	51%	10.29	241.8	483.4	5%

PA-2	Loraine DiScuillo-Total						994.5	256.3	251.2	0.0	0.0	507.5	51%	10.29	241.8	483.4	5%

1	Main Street	Allyson	Collura	PS		W	77.7	24.0	23.9	0.0	0.0	47.9	62%	9.06	18.4	38.5	24%
6	Washington Twp	Regina	Sullivan	PS		W	93.0	23.1	23.8	0.0	0.0	46.9	50%	0.35	22.1	44.1	6%
7	Moorestown	Lisa	O’Rourke	PS		W	97.2	26.2	26.3	0.0	0.0	52.5	54%	3.86	21.1	43.0	22%
12	Voorhees Elementary	Gloria	Gittelman	EL		M	64.5	13.9	14.0	0.0	0.0	27.8	43%	(4.41)	14.1	27.8	0%
18	Evesham	Natalie	Brown	PS		W	90.2	24.3	24.6	0.0	0.0	48.9	54%	3.82	19.9	40.4	21%
19	Glassboro	Michelle	Metz	PS		W	63.1	17.2	17.6	0.0	0.0	34.8	55%	3.20	14.7	30.0	16%
50	Toms River	Marisa	Tomaro	PS	N13	W	92.0	23.9	17.8	0.0	0.0	41.6	45%	(4.37)	0.0	0.0
54	Wayne	Amy	Emann	PS		W	63.3	15.5	13.7	0.0	0.0	29.2	46%	(2.49)	15.3	29.1	0%
55	Kings Grant	Tracy	Feighery	PS		W	90.9	23.2	24.0	0.0	0.0	47.2	52%	1.74	22.7	45.3	4%
4422	Voorhees (12)	Gloria	Gittelman	PS		W	8.9	0.9	0.9	0.0	0.0	1.7	19%	(2.72)	1.9	3.7	(54%)

NJ-1	Melissa Bailey-Total Excl New				N13		648.9	168.2	168.7	0.0	0.0	336.9	52%	12.41	150.0	301.9	12%

NJ-1	Melissa Bailey-Total						740.9	192.1	186.4	0.0	0.0	378.5	51%	8.05	150.0	301.9	25%

20	Emerson	Fran	Birlingmair	PS		W	58.7	15.0	13.4	0.0	0.0	28.4	48%	(0.93)	16.1	29.6	(4%)
22	Normal	Vikki	Brack	PS		W	65.4	16.0	15.7	0.0	0.0	31.7	48%	(1.03)	15.2	32.0	(1%)
24	North Regency	Michelle	Cullers	PS		W	53.3	14.8	13.7	0.0	0.0	28.4	53%	1.81	13.6	25.4	12%
26	Bloomington	Susan	Week	PS		W	93.1	21.2	23.1	0.0	0.0	44.3	48%	(2.27)	20.5	43.9	1%
27	New Champaign	Elenor	Rentschler	PS		W	62.1	16.1	17.9	0.0	0.0	34.0	55%	2.93	17.2	31.5	8%

IL-1	Mindy Goodman-Total Excl New				N13		332.6	83.2	83.6	0.0	0.0	166.8	50%	0.50	82.6	162.5	3%

IL-1	Mindy Goodman-Total						332.6	83.2	83.6	0.0	0.0	166.8	50%	0.50	82.6	162.5	3%

28	Naperville PS	Lisa	Fawver	PS		W	111.6	30.2	30.4	0.0	0.0	60.6	54%	4.80	27.9	56.2	8%
29	Wheaton	Tara	Flies	PS		W	88.9	23.7	24.1	0.0	0.0	47.8	54%	3.37	21.9	43.0	11%
30	Westmont	Beth	Spada	PS		W	105.0	25.6	26.6	0.0	0.0	52.3	50%	(0.21)	26.0	49.5	6%
31	Lisle	Stacey	Keleher	PS		W	104.8	28.8	27.9	0.0	0.0	56.7	54%	4.30	26.1	50.7	12%
32	Karns Road	Jamie	Myers	PS		W	45.8	12.8	11.6	0.0	0.0	24.5	54%	1.61	9.7	21.7	13%
33	St. Charles	Karen	Todd	PS		W	112.3	27.8	28.1	0.0	0.0	55.9	50%	(0.28)	28.0	53.5	4%
34	Bartlett	Linda	Gabor	PS		W	97.7	27.3	28.0	0.0	0.0	55.4	57%	6.52	23.6	49.8	11%
35	Ogden Bend	Kelley	Jones	EL		W	116.3	25.4	23.1	0.0	0.0	48.6	42%	(9.59)	28.2	54.8	(11%)
36	Ogden Bend-EL	Donna	Lehmann	EL	N13	M	87.1	19.5	19.6	0.0	0.0	39.0	45%	(4.56)	0.0	0.0

IL-2	Mary Ann Huss-Total Excl New				N13		782.4	201.7	200.0	0.0	0.0	401.7	51%	10.52	191.3	379.2	6%

IL-2	Mary Ann Huss-Total						869.5	221.1	219.6	0.0	0.0	440.7	51%	5.96	191.3	379.2	16%

230	Weston	Angela	Becker	PS		M	106.3	27.0	27.4	0.0	0.0	54.4	51%	1.26	27.1	53.3	2%
231	Welleby	Cece	Klein	PS		M	69.0	17.7	18.6	0.0	0.0	36.3	53%	1.83	17.5	35.1	4%
232	Northcorp	Melinda	Wertz	PS		M	123.7	33.1	33.7	0.0	0.0	66.9	54%	5.00	31.6	62.8	7%
233	Embassy Lakes	Lea	Leclerc	PS		M	68.7	16.9	16.6	0.0	0.0	33.4	49%	(0.89)	18.8	35.7	(6%)
234	Plantation	Julie	Dickinson	PS		M	64.7	13.0	13.1	0.0	0.0	26.0	40%	(6.31)	14.9	29.1	(11%)
236	Pembroke Pines	Laurie	Kemp	EL		M	119.0	21.2	22.1	0.0	0.0	43.3	36%	(16.20)	23.0	45.6	(5%)
238	Coconut Creek	Marcie	Odum	PS		M	96.2	22.8	22.8	0.0	0.0	45.6	47%	(2.50)	21.4	42.2	8%

SCH #	NAME	Principle		Type	New		Payroll										Contribution Margin V Bud
		First	Last				Bud 4/1	Bud %	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	Act MTD	V Bud % of Rev	V Bud $
9	North Wales	Merry	Linde	PS		W	32.0	43.3%	7.5	7.6	0.0	0.0	15.1	43.3%	0.0%	0.9	(1.1)
10	Plymouth Meeting	Stacy	Schulster	PS		W	35.4	40.7%	8.7	8.9	0.0	0.0	17.5	43.8%	(3.1%)	0.2	(3.3)
702	Lehigh Valley	Tawni	Connor	PS		W	32.2	51.3%	9.2	9.1	0.0	0.0	18.4	51.9%	(0.6%)	(2.2)	1.7
706	New Britian	Pamela	Denato	PS		W	37.2	45.9%	7.6	7.4	0.0	0.0	15.0	46.3%	(0.4%)	3.6	(4.5)
708	Marple	Marcia	Wileczek	PS		W	42.1	42.9%	10.6	10.4	0.0	0.0	21.0	41.9%	1.0%	0.0	1.2
709	Newtown Grant	Rose	Shaefer	PS		W	28.3	38.6%	7.4	7.0	0.0	0.0	14.4	34.3%	4.4%	(0.2)	5.1
712	Royersford	Donna	Haas	PS		W	37.3	39.6%	9.5	9.6	0.0	0.0	19.1	38.1%	1.5%	(0.5)	2.6
713	Audubon	Karen	Stewart	PS		W	37.8	38.3%	9.0	9.2	0.0	0.0	18.2	38.3%	0.1%	0.7	(1.0)
714	Oaks	Cindie	Page	EL		M	41.7	47.1%	9.6	9.6	0.0	0.0	19.3	45.9%	1.2%	1.6	(0.7)
715	Penn Mutual	Zakiyyah	Harley	PS		W	32.2	44.5%	8.8	8.6	0.0	0.0	17.4	48.0%	(3.5%)	(1.3)	(1.2)
716	Chadlfont	Jane	Deriscavage	PS		W	37.5	46.2%	8.6	8.1	0.0	0.0	16.7	46.2%	0.0%	2.1	(2.4)
4424	Oaks (714) Paladin	Cindie	Page	EL	N13	M	2.4	165.5%	0.2	0.2	0.0	0.0	0.3	37.3%	128.2%	0.9	1.0

PA-1	Donna Knoll-total excl New				N13		393.9	43.2%	96.5	95.6	0.0	0.0	192.1	43.0%	0.3%	4.8	(3.7)

PA-1	Donna Knoll - Total						396.3	43.4%	96.7	95.8	0.0	0.0	192.5	43.0%	0.5%	5.7	(2.6)

8	Wayne	Heather	Furlong	PS		W	34.2	40.2%	8.2	8.2	0.0	0.0	16.4	35.7%	4.5%	0.7	4.1
14	Great Valley	Kim	Robinson	PS		W	45.1	40.5%	11.3	10.7	0.0	0.0	22.0	38.0%	2.5%	0.5	2.9
15	West Goshen	Joe	Rodia	EL		M	37.2	45.8%	9.3	10.1	0.0	0.0	19.4	45.9%	(0.1%)	(0.8)	0.8
17	Exton	Christine	Herzog	PS		W	31.7	41.2%	7.3	7.8	0.0	0.0	15.1	38.5%	2.7%	0.7	1.5
52	Manapalan Elem	Gerri	Kromann	EL		M	94.7	40.0%	21.4	25.2	0.0	0.0	46.6	38.9%	1.1%	0.7	2.1
704	Brandywine	Heather	Domsohn	PS		W	38.0	37.9%	9.1	8.9	0.0	0.0	18.0	40.6%	(2.7%)	1.0	(4.8)
705	Camp Hill	Christine	Rogers	PS		W	20.9	43.9%	5.4	5.4	0.0	0.0	10.8	42.3%	1.7%	(0.4)	1.4
707	Stoneridge	Jessica	Hamilton	PS		W	32.6	40.2%	8.3	8.4	0.0	0.0	16.7	41.3%	(1.0%)	(0.5)	(0.3)
710	Lancaster	Cindy	Skalla	PS		W	31.2	39.8%	8.8	8.9	0.0	0.0	17.7	39.5%	0.4%	(2.1)	3.6
711	Chaddsford	Diana	Mallon	PS		W	37.1	38.5%	8.5	8.4	0.0	0.0	16.9	35.7%	2.8%	1.7	0.8

PA-2	Loraine DiScuillo-Total excl New				N13		402.6	40.5%	97.7	101.9	0.0	0.0	199.6	39.3%	1.2%	1.7	12.0

PA-2	Loraine DiScuillo-Total						402.6	40.5%	97.7	101.9	0.0	0.0	199.6	39.3%	1.2%	1.7	12.0

1	Main Street	Allyson	Collura	PS		W	29.1	37.5%	9.3	9.7	0.0	0.0	19.0	39.6%	(2.1%)	(4.4)	4.7
6	Washington Twp	Regina	Sullivan	PS		W	33.1	35.6%	9.1	9.5	0.0	0.0	18.6	39.8%	(4.2%)	(2.1)	(1.7)
7	Moorestown	Lisa	O’Rourke	PS		W	35.0	36.0%	9.1	8.6	0.0	0.0	17.7	33.8%	2.2%	(0.2)	3.6
12	Voorhees Elementary	Gloria	Gittelman	EL		M	37.1	57.6%	10.6	10.8	0.0	0.0	21.4	76.8%	(19.2%)	(2.8)	(7.2)
18	Evesham	Natalie	Brown	PS		W	34.2	37.9%	8.1	8.4	0.0	0.0	16.5	33.7%	4.2%	0.6	4.4
19	Glassboro	Michelle	Metz	PS		W	26.0	41.2%	7.6	7.6	0.0	0.0	15.3	44.0%	(2.7%)	(2.3)	0.9
50	Toms River	Marisa	Tomaro	PS	N13	W	37.5	40.7%	8.4	9.0	0.0	0.0	17.3	41.6%	(0.9%)	1.4	(3.0)
54	Wayne	Amy	Emann	PS		W	33.3	52.6%	8.2	8.2	0.0	0.0	16.4	56.2%	(3.6%)	0.3	(2.2)
55	Kings Grant	Tracy	Feighery	PS		W	35.9	39.5%	9.8	9.7	0.0	0.0	19.4	41.2%	(1.7%)	(1.5)	0.2
4422	Voorhees (12)	Gloria	Gittelman	PS		W	3.8	43.0%	0.7	0.7	0.0	0.0	1.4	82.9%	(39.9%)	0.5	(2.2)

NJ-1	Melissa Bailey-Total Excl New				N13		267.6	41.2%	72.5	73.2	0.0	0.0	145.7	43.3%	(2.0%)	(11.9)	0.5

NJ-1	Melissa Bailey-Total						305.0	41.2%	80.9	82.2	0.0	0.0	163.0	43.1%	(1.9%)	(10.5)	(2.5)

20	Emerson	Fran	Birlingmair	PS		W	25.5	43.5%	5.8	5.9	0.0	0.0	11.7	41.0%	2.5%	1.1	0.2
22	Normal	Vikki	Brack	PS		W	27.6	42.2%	6.7	6.8	0.0	0.0	13.5	42.5%	(0.4%)	0.3	(0.7)
24	North Regency	Michelle	Cullers	PS		W	24.1	45.2%	5.8	5.7	0.0	0.0	11.5	40.6%	4.6%	0.5	2.3
26	Bloomington	Susan	Week	PS		W	34.3	36.9%	8.6	8.4	0.0	0.0	16.9	38.3%	(1.4%)	0.2	(2.1)
27	New Champaign	Elenor	Rentschler	PS		W	26.6	42.8%	6.6	6.8	0.0	0.0	13.4	39.4%	3.4%	(0.1)	2.8

IL-1	Mindy Goodman-Total Excl New				N13		138.1	41.5%	33.5	33.5	0.0	0.0	67.0	40.2%	1.4%	2.1	2.6

IL-1	Mindy Goodman-Total						138.1	41.5%	33.5	33.5	0.0	0.0	67.0	40.2%	1.4%	2.1	2.6

28	Naperville PS	Lisa	Fawver	PS		W	44.3	39.7%	10.1	10.8	0.0	0.0	20.9	34.5%	5.2%	1.2	6.0
29	Wheaton	Tara	Flies	PS		W	38.4	43.2%	10.7	10.8	0.0	0.0	21.5	44.9%	(1.8%)	(2.3)	1.1
30	Westmont	Beth	Spada	PS		W	43.1	41.1%	10.9	10.6	0.0	0.0	21.4	41.0%	0.0%	0.1	(0.1)
31	Lisle	Stacey	Keleher	PS		W	41.0	39.1%	10.6	10.8	0.0	0.0	21.4	37.8%	1.4%	(0.9)	3.4
32	Karns Road	Jamie	Myers	PS		W	22.6	49.4%	5.0	5.4	0.0	0.0	10.4	42.6%	6.8%	0.9	2.5
33	St. Charles	Karen	Todd	PS		W	45.0	40.1%	10.0	10.0	0.0	0.0	20.0	35.9%	4.2%	2.5	2.2
34	Bartlett	Linda	Gabor	PS		W	43.0	44.0%	10.9	11.6	0.0	0.0	22.4	40.5%	3.5%	(0.9)	5.6
35	Ogden Bend	Kelley	Jones	EL		W	43.4	37.3%	10.3	10.0	0.0	0.0	20.3	41.7%	(4.4%)	1.4	(8.2)
36	Ogden Bend-EL	Donna	Lehmann	EL	N13	M	45.8	52.6%	10.9	10.2	0.0	0.0	21.1	54.2%	(1.6%)	1.8	(2.8)

IL-2	Mary Ann Huss-Total Excl New				N13		320.8	41.0%	78.5	79.9	0.0	0.0	158.4	39.4%	1.6%	2.0	12.5

IL-2	Mary Ann Huss-Total						366.6	42.2%	89.5	90.1	0.0	0.0	179.6	40.7%	1.4%	3.7	9.7

230	Weston	Angela	Becker	PS		M	41.4	39.0%	12.3	12.4	0.0	0.0	24.7	45.4%	(6.5%)	(4.0)	(2.7)
231	Welleby	Cece	Klein	PS		M	27.8	40.3%	7.4	7.5	0.0	0.0	14.9	41.1%	(0.7%)	(1.0)	0.8
232	Northcorp	Melinda	Wertz	PS		M	47.3	38.2%	12.0	12.5	0.0	0.0	24.5	36.6%	1.6%	(0.9)	4.1
233	Embassy Lakes	Lea	Leclerc	PS		M	23.3	34.0%	6.0	5.7	0.0	0.0	11.7	35.0%	(1.1%)	(0.1)	(0.9)
234	Plantation	Julie	Dickinson	PS		M	30.0	46.4%	6.3	5.9	0.0	0.0	12.2	46.8%	(0.4%)	2.8	(3.5)
236	Pembroke Pines	Laurie	Kemp	EL		M	46.0	38.7%	8.7	8.4	0.0	0.0	17.1	39.4%	(0.8%)	5.9	(10.3)
238	Coconut Creek	Marcie	Odum	PS		M	36.6	38.0%	8.5	7.2	0.0	0.0	15.8	34.6%	3.5%	2.5	0.0

Weekly Detail Financial Report

Weeks in Month
Week #	2
Scale	$1,000

SCH #	NAME	Principle		Type	New		Revenue
		First	Last				Bud 4/1	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	% of Budget	V Bud Prorated	PY Week	PY MTD	V PY MTD
239	Pembroke Pines-PS	Marybeth Barnett	Smith	PS		M	86.3	23.7	24.2	0.0	0.0	47.9	55%	4.73	20.1	39.5	21%
4406	P. Pines (236)	Beth	Cleary	HS		M	77.0	19.6	19.6	0.0	0.0	39.3	51%	0.76	19.2	38.3	3%

FL-1	Tammy Mays-Total Excl New				N13		810.9	195.1	198.1	0.0	0.0	393.2	48%	(12.31)	193.6	381.7	3%

FL-1	Tammy Mays-Total						810.9	195.1	198.1	0.0	0.0	393.2	48%	(12.31)	193.6	381.7	3%

North-Total Excl New							4480.5	1128.4	1124.8	0.0	0.0	2253.2	50%	12.94	1,077.1	2,145.1	5%

North-Total							4661.1	1172.2	1162.5	0.0	0.0	2334.7	50%	4.19	1,077.4	2,145.9	9%

801	Fair Lakes	Kim	Simmons	PS		W	123.5	30.9	29.5	0.0	0.0	60.5	49%	(1.29)	28.4	57.6	5%
802	Clifton	Carrie Kolyer	Johnson	EL		W	97.7	24.3	24.4	0.0	0.0	48.7	50%	(0.22)	21.9	43.0	13%
803	Centreridge	Judy	McClimans	PS		W	100.3	25.9	27.0	0.0	0.0	52.9	53%	2.75	25.4	50.2	5%
804	Great Falls	Helen	Webster	PS		W	104.6	25.8	26.4	0.0	0.0	52.2	50%	(0.17)	22.4	46.4	12%
805	Ashburn Farms	Kellianne	Turriate	PS		W	80.7	25.6	25.5	0.0	0.0	51.0	63%	10.72	21.1	41.3	23%
807	Silver Lake	Faten	Hammad	PS		W	137.5	33.2	34.3	0.0	0.0	67.4	49%	(1.31)	35.7	70.8	(5%)
809	Gainesville	Priscilla	Stroman	PS		W	126.1	31.4	31.4	0.0	0.0	62.8	50%	(0.32)	28.8	59.0	6%
813	Cascades	Stacie	Mikels	PS		W	72.3	21.2	20.8	0.0	0.0	42.1	58%	5.90	17.8	35.4	19%
816	NWFC	Ingrid	Ibanez	PS		W	109.7	23.0	23.1	0.0	0.0	46.1	42%	(8.71)	24.2	48.6	(5%)
817	Flint Ridge	Shawna	Carr	PS		W	112.5	29.4	29.1	0.0	0.0	58.5	52%	2.25	26.5	53.2	10%
818	Manassas	Rosemarie	West	PS		W	111.4	24.3	22.9	0.0	0.0	47.2	42%	(8.53)	26.8	53.3	(12%)
819	Lake Ridge	Staurynee	Hoover	PS	N13	W	79.2	26.2	26.1	0.0	0.0	52.3	66%	12.75	0.0	0.0

VA-1	Jessica Nelson-Total Excl New				N13		1176.3	295.0	294.2	0.0	0.0	589.2	50%	1.08	279.1	558.9	5%

VA-1	Jessica Nelson-Total						1255.5	321.3	320.3	0.0	0.0	641.6	51%	13.82	279.1	558.9	15%

806	Dulles	Laura	Ravenstahl	EL		M	189.5	41.2	41.9	0.0	0.0	83.0	44%	(11.70)	44.3	86.5	(4%)
808	Chantilly/Dulles	Denise	Fair	PS		W	121.8	31.6	32.0	0.0	0.0	63.6	52%	2.71	29.5	59.3	7%
810	Children's Castle	Stephanie	Creager	PS		W	76.4	14.6	15.0	0.0	0.0	29.7	39%	(8.54)	18.0	36.8	(19%)
811	Loudoun CC	Brian	Ricks	PS		W	98.4	23.2	20.7	0.0	0.0	43.9	45%	(5.33)	19.4	43.7	1%
812	Stony Point	Stephanie	Creager	PS		W	68.0	17.1	17.5	0.0	0.0	34.6	51%	0.59	15.9	32.3	7%
815	Sterling	Lydis	Soto	EL		M	132.2	30.9	30.8	0.0	0.0	61.6	47%	(4.50)	31.9	62.1	(1%)
1140	Bethesda Country Day	Stacy	Atwater	PS		M	148.1	37.8	38.1	0.0	0.0	75.9	51%	1.85	37.4	72.4	5%
1160	Vienna	Barbara	Logan	EL		W	182.3	38.6	38.8	0.0	0.0	77.4	42%	(13.73)	42.0	83.5	(7%)
4407	Dulles (806)	Katie	McGahan	HS		M	40.1	6.3	6.9	0.0	0.0	13.2	33%	(6.87)	9.6	18.9	(30%)
4421	Sterling (815)	Katie	McGahan	PS		M	27.6	9.1	9.1	0.0	0.0	18.2	66%	4.44	4.3	8.6	113%

VA-2	Jessica Nelson-Total Excl New				N13		1084.6	250.3	251.0	0.0	0.0	501.2	46%	(41.07)	252.2	504.1	(1%)

VA-2	Jessica Nelson-Total						1084.6	250.3	251.0	0.0	0.0	501.2	46%	(41.07)	252.2	504.1	(1%)

604	Mt. View	Lynette	Stoker	PS		W	49.4	14.8	15.2	0.0	0.0	30.0	61%	5.31	12.5	24.8	21%
611	Mallard Creek	Donna	Gilbert	PS		W	72.8	18.4	17.8	0.0	0.0	36.3	50%	(0.13)	15.7	31.6	15%
612	Southpoint	Blenda	Jackson	PS		W	96.3	25.2	26.0	0.0	0.0	51.2	53%	3.04	24.6	48.1	6%
614	Huntersville	Candace	Woods	PS		W	66.7	14.8	17.2	0.0	0.0	32.0	48%	(1.32)	15.0	29.4	9%
615	Bannington Road	Elizabeth	Prather	PS		W	99.0	26.0	25.7	0.0	0.0	51.8	52%	2.29	24.3	48.6	7%
616	Mooresville	Janice	McColley	PS		W	90.6	23.5	23.4	0.0	0.0	46.9	52%	1.63	21.3	42.4	11%
1110	Ashley Cooper	Lisa	Dickey	EL		W	94.5	25.7	25.7	0.0	0.0	51.4	54%	4.10	25.4	48.2	7%
1125	Wildewood (1125/1111)	Susan	Asher	EL		M	88.2	23.7	24.1	0.0	0.0	47.7	54%	3.60	22.1	43.4	10%

NC-1	Chad Scott-Total Excl New				N13		657.5	172.2	175.1	0.0	0.0	347.3	53%	18.53	161.0	316.4	10%

NC-1	Chad Scott-Total						657.5	172.2	175.1	0.0	0.0	347.3	53%	18.53	161.0	316.4	10%

601	West Market	Terri	Dehart-Burris	PS		W	104.8	25.9	27.4	0.0	0.0	53.3	51%	0.87	24.7	49.4	8%
602	Salisbury	Leslie	Payne	PS		W	55.1	16.6	17.2	0.0	0.0	33.9	62%	6.35	11.9	24.6	38%
603	West Vandalia	Leslie	Parker	PS		W	48.4	14.5	13.1	0.0	0.0	27.6	57%	3.35	12.0	23.8	16%
608	Adams Farm	Diana	Zimmerman	PS		W	70.2	17.3	17.1	0.0	0.0	34.5	49%	(0.60)	18.0	35.2	(2%)
609	Lewisville PS - Discovery	Okeyma	Wright	PS		W	59.9	16.4	16.8	0.0	0.0	33.2	55%	3.22	21.4	38.3	(13%)
613	Ballantyne	Kevin	Muirhead	EL		M	105.8	25.2	25.5	0.0	0.0	50.7	48%	(2.22)	24.5	49.2	3%
617	Birkdale	Nancy	Schiller	EL		M	59.1	19.2	19.6	0.0	0.0	38.8	66%	9.19	15.5	30.4	28%

NC-2	Chad Scott-Total Excl New				N13		503.3	135.1	136.7	0.0	0.0	271.8	54%	20.14	127.9	250.9	8%

NC-2	Chad Scott-Total						503.3	135.1	136.7	0.0	0.0	271.8	54%	20.14	127.9	250.9	8%

605	Woodcroft Parkway	Bernice	Starks	PS		W	47.9	10.1	9.7	0.0	0.0	19.9	41%	(4.08)	11.2	22.8	(13%)
650	MacKenan	Adrienne	Massey	PS		M	94.6	25.4	25.9	0.0	0.0	51.3	54%	4.03	23.3	45.3	13%
652	Preston	Beth	Campbell	PS		M	58.8	18.6	18.9	0.0	0.0	37.5	64%	8.10	14.9	29.2	28%
653	Cary - Elem	Tina	Ring	EL		M	126.6	27.7	28.9	0.0	0.0	56.7	45%	(6.62)	31.7	61.9	(9%)
1122	North Raleigh	Robyn	Cook	EL		M	127.6	22.5	22.9	0.0	0.0	45.4	36%	(18.36)	29.2	58.1	(22%)
1123	ECLC	Sara	Flaherty	PS		M	52.4	11.7	12.0	0.0	0.0	23.6	45%	(2.58)	12.1	23.7	(0%)
1124	Millbrook	Wendy	Scardino	PS		M	82.7	19.0	18.4	0.0	0.0	37.4	45%	(3.95)	19.4	38.7	(3%)
4410	Cary, NC - Paladin	Tina	Ring	PS		W	18.0	2.7	2.7	0.0	0.0	5.4	30%	(3.58)	3.4	6.8	(20%)
4431	North Raleigh Paladin	Mary	Gainey	EL	N13	W	1.5	0.0	0.0	0.0	0.0	0.0	0%	(0.73)	0.0	0.0

NC-3	Betsey Ervin-Total Excl New				N13		608.6	137.8	139.5	0.0	0.0	277.2	46%	(27.03)	145.3	286.5	(3%)

NC-3	Betsey Ervin-Total						610.0	137.8	139.5	0.0	0.0	277.2	45%	(27.75)	145.3	286.5	(3%)

South-Total Excl New							4030.3	990.4	996.4	0.0	0.0	1986.8	49%	(28.34)	965.5	1,916.8	4%

South-Total							4110.9	1016.6	1022.6	0.0	0.0	2039.1	50%	(16.32)	965.5	1,916.8	6%

SCH #	NAME	Principle		Type	New		Payroll										Contribution Margin V Bud
		First	Last				Bud 4/1	Bud %	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	Act MTD	V Bud % of Rev	V Bud $
239	Pembroke Pines-PS	Marybeth Barnett	Smith	PS		M	29.9	34.6%	7.0	7.0	0.0	0.0	14.0	29.2%	5.4%	0.9	5.7
4406	P. Pines (236)	Beth	Cleary	HS		M	13.6	17.6%	3.1	3.1	0.0	0.0	6.2	15.9%	1.8%	0.6	1.3

FL-1	Tammy Mays-Total Excl New				N13		295.9	36.5%	71.3	69.8	0.0	0.0	141.1	35.9%	0.6%	6.9	(5.5)

FL-1	Tammy Mays-Total						295.9	36.5%	71.3	69.8	0.0	0.0	141.1	35.9%	0.6%	6.9	(5.5)

North-Total Excl New							1818.9	40.6%	450.1	453.9	0.0	0.0	904.0	40.1%	0.5%	5.5	18.4

North-Total							1904.6	40.9%	469.5	473.3	0.0	0.0	942.8	40.4%	0.5%	9.5	13.7

801	Fair Lakes	Kim	Simmons	PS		W	43.4	35.2%	10.5	10.4	0.0	0.0	20.9	34.6%	0.6%	0.8	(0.5)
802	Clifton	Carrie Kolyer	Johnson	EL		W	42.5	43.5%	9.7	9.7	0.0	0.0	19.4	39.8%	3.7%	1.9	1.7
803	Centreridge	Judy	McClimans	PS		W	38.9	38.8%	9.5	9.8	0.0	0.0	19.3	36.4%	2.4%	0.2	2.9
804	Great Falls	Helen	Webster	PS		W	36.4	34.8%	9.0	8.3	0.0	0.0	17.4	33.3%	1.5%	0.9	0.7
805	Ashburn Farms	Kellianne	Turriate	PS		W	37.9	47.0%	10.8	10.5	0.0	0.0	21.2	41.6%	5.4%	(2.3)	8.5
807	Silver Lake	Faten	Hammad	PS		W	53.7	39.1%	12.6	12.9	0.0	0.0	25.5	37.8%	1.3%	1.4	0.1
809	Gainesville	Priscilla	Stroman	PS		W	43.7	34.6%	10.9	12.1	0.0	0.0	23.0	36.6%	(2.0%)	(1.2)	(1.5)
813	Cascades	Stacie	Mikels	PS		W	28.9	40.0%	8.1	7.7	0.0	0.0	15.8	37.6%	2.4%	(1.4)	4.6
816	NWFC	Ingrid	Ibanez	PS		W	43.8	39.9%	10.3	10.8	0.0	0.0	21.1	45.6%	(5.7%)	0.8	(7.9)
817	Flint Ridge	Shawna	Carr	PS		W	33.1	29.5%	8.3	8.5	0.0	0.0	16.8	28.8%	0.7%	(0.3)	2.0
818	Manassas	Rosemarie	West	PS		W	46.5	41.8%	10.1	9.6	0.0	0.0	19.7	41.7%	0.1%	3.6	(4.9)
819	Lake Ridge	Staurynee	Hoover	PS	N13	W	32.7	41.3%	10.3	10.3	0.0	0.0	20.5	39.2%	2.1%	(4.2)	8.6

VA-1	Jessica Nelson-Total Excl New				N13		449.0	38.2%	109.7	110.3	0.0	0.0	219.9	37.3%	0.8%	4.6	5.6

VA-1	Jessica Nelson-Total						481.7	38.4%	119.9	120.6	0.0	0.0	240.5	37.5%	0.9%	0.4	14.2

806	Dulles	Laura	Ravenstahl	EL		M	69.1	36.5%	15.9	16.1	0.0	0.0	31.9	38.4%	(2.0%)	2.6	(9.1)
808	Chantilly/Dulles	Denise	Fair	PS		W	40.1	32.9%	10.0	10.8	0.0	0.0	20.8	32.6%	0.3%	(0.7)	2.0
810	Children's Castle	Stephanie	Creager	PS		W	32.0	41.9%	7.1	7.1	0.0	0.0	14.1	47.6%	(5.8%)	1.9	(6.7)
811	Loudoun CC	Brian	Ricks	PS		W	32.9	33.5%	10.0	7.7	0.0	0.0	17.7	40.2%	(6.8%)	(1.2)	(6.5)
812	Stony Point	Stephanie	Creager	PS		W	27.0	39.7%	7.0	7.0	0.0	0.0	13.9	40.3%	(0.6%)	(0.4)	0.1
815	Sterling	Lydis	Soto	EL		M	52.3	39.5%	11.8	11.9	0.0	0.0	23.7	38.4%	1.1%	2.5	(2.0)
1140	Bethesda Country Day	Stacy	Atwater	PS		M	47.1	31.8%	13.6	13.5	0.0	0.0	27.1	35.6%	(3.8%)	(3.5)	(1.7)
1160	Vienna	Barbara	Logan	EL		W	61.0	33.4%	14.1	13.8	0.0	0.0	27.9	36.0%	(2.6%)	2.6	(11.1)
4407	Dulles (806)	Katie	McGahan	HS		M	13.7	34.1%	2.9	2.9	0.0	0.0	5.8	44.3%	(10.2%)	1.0	(5.9)
4421	Sterling (815)	Katie	McGahan	PS		M	13.7	49.6%	2.9	2.8	0.0	0.0	5.7	31.5%	18.1%	1.1	5.5

VA-2	Jessica Nelson-Total Excl New				N13		388.8	35.9%	95.1	93.5	0.0	0.0	188.6	37.6%	(1.8%)	5.8	(35.2)

VA-2	Jessica Nelson-Total						388.8	35.9%	95.1	93.5	0.0	0.0	188.6	37.6%	(1.8%)	5.8	(35.2)

604	Mt. View	Lynette	Stoker	PS		W	22.3	45.1%	6.1	6.2	0.0	0.0	12.4	41.2%	3.9%	(1.2)	4.1
611	Mallard Creek	Donna	Gilbert	PS		W	31.3	42.9%	8.1	8.1	0.0	0.0	16.1	44.5%	(1.6%)	(0.5)	(0.6)
612	Southpoint	Blenda	Jackson	PS		W	39.1	40.6%	10.0	9.9	0.0	0.0	19.9	38.9%	1.6%	(0.4)	2.6
614	Huntersville	Candace	Woods	PS		W	32.0	48.0%	7.2	7.6	0.0	0.0	14.8	46.3%	1.6%	1.2	(0.2)
615	Bannington Road	Elizabeth	Prather	PS		W	41.5	41.9%	10.2	9.7	0.0	0.0	19.9	38.4%	3.6%	0.9	3.2
616	Mooresville	Janice	McColley	PS		W	37.9	41.8%	8.7	8.6	0.0	0.0	17.4	37.0%	4.8%	1.6	3.2
1110	Ashley Cooper	Lisa	Dickey	EL		W	38.3	40.5%	10.0	10.1	0.0	0.0	20.1	39.2%	1.4%	(0.9)	3.2
1125	Wildewood (1125/1111)	Susan	Asher	EL		M	36.8	41.7%	10.1	9.7	0.0	0.0	19.8	41.5%	0.2%	(1.4)	2.2

NC-1	Chad Scott-Total Excl New				N13		279.1	42.4%	70.5	69.9	0.0	0.0	140.4	40.4%	2.0%	(0.9)	17.7

NC-1	Chad Scott-Total						279.1	42.4%	70.5	69.9	0.0	0.0	140.4	40.4%	2.0%	(0.9)	17.7

601	West Market	Terri	Dehart-Burris	PS		W	38.2	36.4%	11.0	10.9	0.0	0.0	21.9	41.1%	(4.7%)	(2.8)	(2.0)
602	Salisbury	Leslie	Payne	PS		W	28.6	51.9%	7.6	7.8	0.0	0.0	15.4	45.6%	6.3%	(1.2)	5.2
603	West Vandalia	Leslie	Parker	PS		W	25.5	52.7%	6.7	6.4	0.0	0.0	13.0	47.3%	5.3%	(0.3)	3.1
608	Adams Farm	Diana	Zimmerman	PS		W	33.5	47.8%	8.6	8.6	0.0	0.0	17.2	50.0%	(2.2%)	(0.5)	(1.1)
609	Lewisville PS - Discovery	Okeyma	Wright	PS		W	32.0	53.4%	8.2	8.1	0.0	0.0	16.2	48.9%	4.5%	(0.2)	3.0
613	Ballantyne	Kevin	Muirhead	EL		M	48.8	46.1%	12.5	12.6	0.0	0.0	25.1	49.5%	(3.4%)	(0.7)	(2.9)
617	Birkdale	Nancy	Schiller	EL		M	35.0	59.2%	8.8	8.9	0.0	0.0	17.7	45.7%	13.4%	(0.2)	9.0

NC-2	Chad Scott-Total Excl New				N13		241.5	48.0%	63.4	63.2	0.0	0.0	126.7	46.6%	1.4%	(5.9)	14.3

NC-2	Chad Scott-Total						241.5	48.0%	63.4	63.2	0.0	0.0	126.7	46.6%	1.4%	(5.9)	14.3

605	Woodcroft Parkway	Bernice	Starks	PS		W	23.6	49.3%	5.3	5.3	0.0	0.0	10.6	53.2%	(4.0%)	1.2	(2.9)
650	MacKenan	Adrienne	Massey	PS		M	53.6	56.6%	13.1	13.9	0.0	0.0	27.0	52.7%	4.0%	(0.3)	3.8
652	Preston	Beth	Campbell	PS		M	29.0	49.3%	9.0	8.7	0.0	0.0	17.8	47.3%	2.0%	(3.3)	4.9
653	Cary - Elem	Tina	Ring	EL		M	52.5	41.5%	12.5	12.4	0.0	0.0	24.9	43.9%	(2.3%)	1.4	(5.2)
1122	North Raleigh	Robyn	Cook	EL		M	58.3	45.7%	10.5	10.5	0.0	0.0	21.0	46.1%	(0.4%)	8.2	(10.2)
1123	ECLC	Sara	Flaherty	PS		M	24.6	46.9%	6.0	6.0	0.0	0.0	12.0	50.8%	(3.9%)	0.3	(2.3)
1124	Millbrook	Wendy	Scardino	PS		M	36.1	43.6%	8.1	8.1	0.0	0.0	16.2	43.2%	0.4%	1.9	(2.1)
4410	Cary, NC - Paladin	Tina	Ring	PS		W	9.2	51.1%	1.8	1.8	0.0	0.0	3.7	68.4%	(17.3%)	0.9	(2.7)
4431	North Raleigh Paladin	Mary	Gainey	EL	N13	W	1.6	108.6%	0.0	0.0	0.0	0.0	0.0		#VALUE!	0.8	0.0

NC-3	Betsey Ervin-Total Excl New				N13		286.9	47.1%	66.3	66.7	0.0	0.0	133.0	48.0%	(0.8%)	10.4	(16.6)

NC-3	Betsey Ervin-Total						288.4	47.3%	66.3	66.7	0.0	0.0	133.1	48.0%	(0.7%)	11.2	(16.6)

South-Total Excl New							1645.3	40.8%	405.1	403.6	0.0	0.0	808.7	40.7%	0.1%	14.0	(14.3)

South-Total							1679.6	40.9%	415.3	413.9	0.0	0.0	829.2	40.7%	0.2%	10.6	(5.7)

Weekly Daily Financial Report

Week #	2
Scale	$1,000

SCH #	NAME	Principle		Type	New		Revenue
		First	Last				Bud 4/1	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	% of Budget	V Bud Prorated	PY Week	PY MTD	V PY MTD
1011	Eastern Elem	Karen	Zwerling	EL		W	89.6	18.6	17.9	0.0	0.0	36.5	41%	(8.31)	18.2	37.7	(3%)
1012	Eastern P.S.	Laurie	Oineza	PS		W	59.7	11.8	10.9	0.0	0.0	22.7	38%	(7.17)	12.2	25.3	(10%)
1014	Engle Road Prep	Karen	Zwerling	MD		W	36.1	8.8	7.7	0.0	0.0	16.5	46%	(1.58)	10.6	21.3	(23%)
1030	Laguna PS	Lisa	Norris	PS		W	106.3	26.2	27.0	0.0	0.0	53.2	50%	0.00	25.2	50.7	5%
1031	Folsom PS	Susan	LePage	PS		W	75.0	12.5	13.3	0.0	0.0	25.8	34%	(11.68)	15.8	32.1	(20%)
1037	Calvine -EL (1037/1025)	Cory	Comstock	EL		W	183.0	34.0	40.4	0.0	0.0	74.4	41%	(17.14)	45.5	90.8	(18%)
1038	Millcreek - EL (1038/1001)	Lisa	Clark	EL		W	141.1	30.7	30.3	0.0	0.0	61.0	43%	(9.56)	32.5	64.5	(5%)
1039	Calvine PS	Susan	LePage	PS		W	107.8	25.0	23.2	0.0	0.0	48.2	45%	(5.71)	23.9	47.3	2%
1040	Elk Grove	Stacey	Roth	PS		W	114.8	28.3	27.6	0.0	0.0	55.9	49%	(1.48)	25.1	52.6	6%

CA-1	Stacey Roth-Total Excl New				N13		913.4	195.9	198.2	0.0	0.0	394.1	43%	(62.63)	209.1	422.2	(7%)

CA-1	Stacey Roth-Total						913.4	195.9	198.2	0.0	0.0	394.1	43%	(62.63)	209.1	422.2	(7%)

1002	Sierra Gardens	Connie	Curiel	PS		W	110.5	24.3	23.8	0.0	0.0	48.1	44%	(7.15)	24.8	49.5	(3%)
1008	Park Riviera	Susan	Freitag	PS		W	66.1	17.3	17.6	0.0	0.0	34.9	53%	1.84	14.8	29.6	18%
1009	Rocklin PS	Linda	Rossitto	PS		W	69.8	17.7	18.4	0.0	0.0	36.1	52%	1.22	14.2	28.3	28%
1013	Baseline PS	Loretta	Benson	PS		W	66.5	16.5	16.4	0.0	0.0	32.9	49%	(0.34)	13.3	27.5	20%
1020	Davis PS	Yvonne	Valenzuela	PS		W	76.3	20.2	20.1	0.0	0.0	40.2	53%	2.10	17.8	35.5	13%
1024	Pocket Road	Claudia	Sherry	EL		W	94.0	19.6	18.5	0.0	0.0	38.1	41%	(8.92)	20.4	40.6	(6%)
1033	Stockton Preschool	Judy	Shinoski	PS		W	55.6	17.1	17.5	0.0	0.0	34.5	62%	6.70	13.5	26.0	33%
1034	Greenhaven Prep	Terry	Ubaldi	MD		W	101.0	24.6	21.3	0.0	0.0	45.8	45%	(4.69)	21.0	43.8	5%
1035	Brookside	Matt	Garcia	EL		W	193.9	46.9	47.4	0.0	0.0	94.3	49%	(2.71)	44.5	88.2	7%
1036	Davis	Yvonne	Valenzuela	EL		W	104.6	27.0	27.0	0.0	0.0	54.1	52%	1.75	24.2	49.0	10%
4433	Greenhaven Prep Paladin	Joanne	Weiser	MD	N13	W	4.0	0.0	0.0	0.0	0.0	0.0	0%	(2.00)	0.0	1.0	(100%)
4434	Sierra Gardens Paladin	Joanne	Weiser	EL	N13	W	3.8	0.7	0.5	0.0	0.0	1.2	30%	(0.75)	0.2	1.0	21%

CA-3	Kathy Henry-Total Excl New				N13		938.4	231.1	227.9	0.0	0.0	459.0	49%	(10.20)	208.5	418.0	10%

CA-3	Kathy Henry-Total						946.2	231.8	228.4	0.0	0.0	460.1	49%	(12.95)	208.7	420.0	10%

1003	Modesto Preschool	Rachael	Bashnick	PS		W	53.0	12.7	12.7	0.0	0.0	25.4	48%	(1.14)	13.0	25.6	(1%)
1010	Modesto C.C.	Sheila	Yarbrough	PS		W	56.6	14.2	14.8	0.0	0.0	29.0	51%	0.65	14.4	27.5	5%
1021	Mayette	Kathy	Henry	PS		W	69.2	12.6	11.3	0.0	0.0	23.9	34%	(10.72)	15.0	31.5	(24%)
1022	Bennett Valley	Dan	Schafer	EL		W	130.8	28.9	30.3	0.0	0.0	59.2	45%	(6.18)	31.9	71.1	(17%)
1060	Coto de Caza	Donna	Jeffrey	EL		M	86.8	20.6	20.1	0.0	0.0	40.8	47%	(2.62)	20.1	40.6	0%
1070	Yosemite Preschool	Quinn	Letan	PS		W	67.2	16.1	16.0	0.0	0.0	32.2	48%	(1.39)	17.6	34.6	(7%)
1071	Corning Preschool	Sandy	Taylor	PS		W	46.1	14.2	13.1	0.0	0.0	27.4	59%	4.32	11.1	22.0	24%
1072	Mabury Preschool	Megan	Thumann	PS		W	99.2	27.5	26.2	0.0	0.0	53.7	54%	4.12	25.8	51.1	5%
1073	Mabury Elem	Jennifer	Okimura	EL		W	148.6	34.2	34.1	0.0	0.0	68.2	46%	(6.09)	32.1	64.7	6%
1074	Yosemite Elem	Quinn	Letan	EL		W	263.8	61.1	52.0	0.0	0.0	113.1	43%	(18.79)	56.9	115.5	(2%)

CA-5	Wendy Bond-Total Excl New				N13		1021.2	242.1	230.7	0.0	0.0	472.8	46%	(37.83)	238.1	484.1	(2%)

CA-5	Wendy Bond-Total						1021.2	242.1	230.7	0.0	0.0	472.8	46%	(37.83)	238.1	484.1	(2%)

1401	Beaverton	Cami	Perry	PS		M	69.8	18.8	19.1	0.0	0.0	38.0	54%	3.07	17.1	33.5	13%
1402	Touchstone	Ginger	Schaffer	EL		M	94.6	27.5	28.3	0.0	0.0	55.8	59%	8.47	22.9	45.1	24%
1403	Touchstone Preschool	Cindy	Galligan	PS		M	70.8	17.8	17.8	0.0	0.0	35.6	50%	0.13	16.3	32.6	9%
1501	Bothell Elementary	Kathy	McCann	EL		M	179.5	45.0	46.8	0.0	0.0	91.8	51%	2.06	38.2	75.0	22%
1502	Woodinville PS	Rita	Bartlett	PS		M	59.3	12.6	12.6	0.0	0.0	25.2	42%	(4.47)	13.3	25.9	(3%)
1503	Lake Forest	Eve	Buckle	EL		M	137.8	32.0	32.5	0.0	0.0	64.5	47%	(4.43)	33.0	65.9	(2%)
1504	Brighton	David	Locke	PS		M	240.0	56.7	57.0	0.0	0.0	113.7	47%	(6.30)	57.5	114.1	(0%)

WA-1	Diane Nunez-Total Excl New				N13		851.8	210.4	214.1	0.0	0.0	424.4	50%	(1.48)	198.2	392.1	8%

WA-1	Diane Nunez-Total						851.8	210.4	214.1	0.0	0.0	424.4	50%	(1.48)	198.2	392.1	8%

1301	Durango (EL)	Kimberly	Way	EL		M	118.5	30.8	32.4	0.0	0.0	63.2	53%	4.01	25.6	51.1	24%
1302	Durango (PS)	Nina	Taylor	PS		M	96.3	27.1	27.2	0.0	0.0	54.3	56%	6.15	24.8	47.6	14%
1303	Peccole Ranch	Lisa	Fitzgerald	PS		M	115.8	25.5	26.9	0.0	0.0	52.4	45%	(5.48)	27.0	54.0	(3%)
1320	Green Valley	Susanna	Tribe	PS		M	88.6	23.9	23.9	0.0	0.0	47.8	54%	3.48	20.1	40.3	19%
1321	Summerlin	Mary	Butler	PS		M	99.6	27.2	27.3	0.0	0.0	54.6	55%	4.75	24.1	48.2	13%
1322	Hillpointe	Walt	Hackford	EL		M	232.6	52.8	52.3	0.0	0.0	105.2	45%	(11.13)	51.5	102.9	2%
1700	Cross Creek	Martha	McGeehon	PS		M	70.2	9.9	9.8	0.0	0.0	19.7	28%	(15.35)	16.8	33.5	(41%)
1701	Flower Mound	Teresa	Cobb	PS		M	40.4	6.5	7.1	0.0	0.0	13.6	34%	(6.64)	6.5	12.6	8%
1702	Cross Creek Day School (Frisco)	Martha	McGeehon	PS	N13	M	63.5	16.9	16.7	0.0	0.0	33.6	53%	1.83	11.7	24.1	39%
4413	Durango (1301) - Paladin	Michelle	Farley	PS	N13	W	3.0	0.0	0.4	0.0	0.0	0.4	13%	(1.10)	0.2	0.3	26%
4432	Hillpointe Paladin	—	—	EL	N13	W	3.0	1.0	-0.4	0.0	0.0	0.5	18%	(0.96)	0.5	1.0	(45%)

NV-1	Jamie Kominos-Total Excl New				N13		861.9	203.8	207.0	0.0	0.0	410.8	48%	(20.21)	196.3	390.1	5%

NV-1	Jamie Kominos-Total						931.5	221.6	223.7	0.0	0.0	445.3	48%	(20.44)	208.7	415.6	7%

West-Total Excl New							4586.8	1083.2	1077.9	0.0	0.0	2161.1	47%	(132.34)	1,050.2	2,106.6	3%

West-Total							4664.1	1101.7	1095.1	0.0	0.0	2196.7	47%	(135.32)	1,062.8	2,134.0	3%

North/South/West Total Excl New							13097.6	3201.9	3199.1	0.0	0.0	6401.0	49%	(147.75)	3,092.8	6,168.5	4%

North/South/West Total							13436.1	3290.4	3280.2	0.0	0.0	6570.6	49%	(147.46)	3,105.8	6,196.6	6%

4401	Hollywood	Ingrid	Garcia	HS		M	105.9	26.5	27.7	0.0	0.0	54.2	51%	1.23	25.0	49.5	10%
4403	Miami	Gennaro	Carfagno	HS		M	46.5	11.3	11.5	0.0	0.0	22.8	49%	(0.40)	9.7	19.4	18%

PAL	Tammy Mays-Total Excl New				N13		152.3	37.8	39.2	0.0	0.0	77.0	51%	0.83	34.7	68.9	12%

PAL	Tammy Mays-Total						152.3	37.8	39.2	0.0	0.0	77.0	51%	0.83	34.7	68.9	12%

SCH #	NAME	Principle					Payroll										Contibution Margin V Bud
		First	Last	Type	New		Bud 4/1	Bud %	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	Act MTD	V Bud % of Rev	V Bud $
1011	Eastern Elem	Karen	Zwerling	EL		W	33.3	37.2%	7.4	7.5	0.0	0.0	14.9	40.9%	(3.7%)	1.7	(6.6)
1012	Eastern P.S.	Laurie	Oineza	PS		W	18.9	31.6%	3.9	3.9	0.0	0.0	7.8	34.3%	(2.6%)	1.7	(5.5)
1014	Engle Road Prep	Karen	Zwerling	MD		W	15.9	44.0%	4.1	3.9	0.0	0.0	8.1	48.8%	(4.9%)	(0.1)	(1.7)
1030	Laguna PS	Lisa	Norris	PS		W	36.4	34.2%	8.9	8.5	0.0	0.0	17.4	32.8%	1.4%	0.8	0.8
1031	Folsom PS	Susan	LePage	PS		W	30.0	40.0%	7.0	6.5	0.0	0.0	13.4	52.1%	(12.1%)	1.5	(10.1)
1037	Calvine -EL (1037/1025)	Cory	Comstock	EL		W	62.4	34.1%	13.0	14.0	0.0	0.0	27.0	36.3%	(2.3%)	4.2	(13.0)
1038	Millcreek - EL (1038/1001)	Lisa	Clark	EL		W	47.5	33.7%	14.0	10.0	0.0	0.0	24.0	39.4%	(5.7%)	(0.3)	(9.8)
1039	Calvine PS	Susan	LePage	PS		W	35.0	32.5%	8.8	7.9	0.0	0.0	16.8	34.8%	(2.3%)	0.7	(5.0)
1040	Elk Grove	Stacey	Roth	PS		W	37.3	32.5%	8.4	8.7	0.0	0.0	17.2	30.7%	1.8%	1.5	(0.0)

CA-1	Stacey Roth-Total Excl New				N13		316.6	34.7%	75.5	71.0	0.0	0.0	146.5	37.2%	(2.5%)	11.7	(50.9)

CA-1	Stacey Roth-Total						316.6	34.7%	75.5	71.0	0.0	0.0	146.5	37.2%	(2.5%)	11.7	(50.9)

1002	Sierra Gardens	Connie	Curiel	PS		W	38.7	35.0%	9.3	9.3	0.0	0.0	18.6	38.7%	(3.7%)	0.7	(6.4)
1008	Park Riviera	Susan	Freitag	PS		W	26.0	39.3%	6.1	6.2	0.0	0.0	12.3	35.2%	4.1%	0.7	2.5
1009	Rocklin PS	Linda	Rossitto	PS		W	25.4	36.3%	6.0	6.0	0.0	0.0	12.0	33.1%	3.2%	0.7	1.9
1013	Baseline PS	Loretta	Benson	PS		W	24.7	37.1%	5.4	5.4	0.0	0.0	10.8	32.8%	4.3%	1.6	1.2
1020	Davis PS	Yvonne	Valenzuela	PS		W	26.0	34.1%	7.1	6.8	0.0	0.0	13.9	34.5%	(0.4%)	(0.9)	1.2
1024	Pocket Road	Claudia	Sherry	EL		W	30.9	32.9%	8.0	7.6	0.0	0.0	15.6	41.1%	(8.2%)	(0.2)	(9.1)
1033	Stockton Preschool	Judy	Shinoski	PS		W	23.2	41.7%	6.4	5.7	0.0	0.0	12.1	35.0%	6.6%	(0.5)	6.2
1034	Greenhaven Prep	Terry	Ubaldi	MD		W	35.9	35.5%	7.4	7.5	0.0	0.0	14.9	32.5%	3.1%	3.1	(1.6)
1035	Brookside	Matt	Garcia	EL		W	62.4	32.2%	13.9	14.0	0.0	0.0	27.9	29.6%	2.6%	3.3	0.6
1036	Davis	Yvonne	Valenzuela	EL		W	38.4	36.7%	8.3	8.4	0.0	0.0	16.8	31.0%	5.7%	2.5	4.2
4433	Greenhaven Prep Paladin	Joanne	Weiser	MD	N13	W	2.0	50.0%	0.0	0.0	0.0	0.0	0.0		#VALUE!	1.0	(1.0)
4434	Sierra Gardens Paladin	Joanne	Weiser	EL	N13	W	2.1	55.3%	0.3	0.3	0.0	0.0	0.6	47.8%	7.4%	0.5	(0.3)

CA-3	Kathy Henry-Total Excl New				N13		331.6	35.3%	77.9	76.9	0.0	0.0	154.8	33.7%	1.6%	11.0	0.8

CA-3	Kathy Henry-Total						335.7	35.5%	78.2	77.2	0.0	0.0	155.4	33.8%	1.7%	12.5	(0.5)

1003	Modesto Preschool	Rachael	Bashnick	PS		W	16.8	31.7%	3.8	3.8	0.0	0.0	7.6	30.0%	1.7%	0.8	(0.3)
1010	Modesto C.C.	Sheila	Yarbrough	PS		W	22.0	38.9%	5.6	5.7	0.0	0.0	11.3	39.1%	(0.2%)	(0.3)	0.3
1021	Mayette	Kathy	Henry	PS		W	24.5	35.4%	6.0	5.0	0.0	0.0	11.0	46.2%	(10.9%)	1.2	(9.5)
1022	Bennett Valley	Dan	Schafer	EL		W	47.4	36.2%	10.5	10.8	0.0	0.0	21.3	35.9%	0.3%	2.4	(3.8)
1060	Coto de Caza	Donna	Jeffrey	EL		M	32.1	37.0%	7.1	7.7	0.0	0.0	14.7	36.2%	0.8%	1.3	(1.3)
1070	Yosemite Preschool	Quinn	Letan	PS		W	21.0	31.3%	5.0	5.0	0.0	0.0	9.9	30.8%	0.5%	0.6	(0.8)
1071	Corning Preschool	Sandy	Taylor	PS		W	17.5	37.9%	5.4	5.3	0.0	0.0	10.7	39.1%	(1.2%)	(2.0)	2.4
1072	Mabury Preschool	Megan	Thumann	PS		W	42.5	42.8%	10.7	11.2	0.0	0.0	21.9	40.7%	2.1%	(0.6)	3.5
1073	Mabury Elem	Jennifer	Okimura	EL		W	59.8	40.2%	13.2	13.2	0.0	0.0	26.4	38.7%	1.5%	3.4	(2.6)
1074	Yosemite Elem	Quinn	Letan	EL		W	108.1	41.0%	22.5	22.1	0.0	0.0	44.5	39.4%	1.6%	9.5	(9.3)

CA-5	Wendy Bond-Total Excl New				N13		391.6	38.3%	89.7	89.7	0.0	0.0	179.4	38.0%	0.4%	16.3	(21.5)

CA-5	Wendy Bond-Total						391.6	38.3%	89.7	89.7	0.0	0.0	179.4	38.0%	0.4%	16.3	(21.5)

1401	Beaverton	Cami	Perry	PS		M	29.8	42.7%	6.9	7.5	0.0	0.0	14.4	37.9%	4.7%	0.5	3.6
1402	Touchstone	Ginger	Schaffer	EL		M	48.5	51.2%	12.3	12.8	0.0	0.0	25.1	45.0%	6.3%	(0.8)	7.6
1403	Touchstone Preschool	Cindy	Galligan	PS		M	27.3	38.5%	6.6	6.9	0.0	0.0	13.5	38.0%	0.5%	0.1	0.3
1501	Bothell Elementary	Kathy	McCann	EL		M	80.8	45.0%	21.0	19.3	0.0	0.0	40.3	43.8%	1.1%	0.1	2.2
1502	Woodinville PS	Rita	Bartlett	PS		M	23.1	39.0%	4.6	2.9	0.0	0.0	7.4	29.6%	9.4%	4.1	(0.4)
1503	Lake Forest	Eve	Buckle	EL		M	58.8	42.6%	14.2	14.4	0.0	0.0	28.6	44.3%	(1.7%)	0.8	(3.6)
1504	Brighton	David	Locke	PS		M	123.5	51.5%	30.9	24.5	0.0	0.0	55.4	48.8%	2.7%	6.3	0.0

WA-1	Diane Nunez-Total Excl New				N13		391.7	46.0%	96.5	88.2	0.0	0.0	184.7	43.5%	2.5%	11.1	9.6

WA-1	Diane Nunez-Total						391.7	46.0%	96.5	88.2	0.0	0.0	184.7	43.5%	2.5%	11.1	9.6

1301	Durango (EL)	Kimberly	Way	EL		M	41.9	35.4%	10.1	9.6	0.0	0.0	19.7	31.1%	4.2%	1.3	5.3
1302	Durango (PS)	Nina	Taylor	PS		M	27.9	29.0%	7.4	7.6	0.0	0.0	15.0	27.6%	1.4%	(1.0)	5.1
1303	Peccole Ranch	Lisa	Fitzgerald	PS		M	33.9	29.3%	9.3	9.1	0.0	0.0	18.3	34.9%	(5.7%)	(1.4)	(6.8)
1320	Green Valley	Susanna	Tribe	PS		M	29.6	33.4%	8.2	7.9	0.0	0.0	16.1	33.7%	(0.4%)	(1.3)	2.1
1321	Summerlin	Mary	Butler	PS		M	37.0	37.2%	9.4	10.3	0.0	0.0	19.6	35.9%	1.3%	(1.1)	3.7
1322	Hillpointe	Walt	Hackford	EL		M	81.9	35.2%	21.4	21.6	0.0	0.0	43.0	40.9%	(5.6%)	(2.0)	(13.1)
1700	Cross Creek	Martha	McGeehon	PS		M	31.7	45.2%	5.8	6.4	0.0	0.0	12.2	62.1%	(16.9%)	3.6	(11.7)
1701	Flower Mound	Teresa	Cobb	PS		M	17.8	44.0%	3.9	4.1	0.0	0.0	8.0	58.8%	(14.9%)	0.9	(5.7)
1702	Cross Creek Day School (Frisco)	Martha	McGeehon	PS	N13	M	30.3	47.7%	8.1	9.4	0.0	0.0	17.5	52.0%	(4.3%)	(2.3)	(0.5)
4413	Durango (1301) - Paladin	Michelle	Farley	PS	N13	W	2.3	77.2%	0.4	0.4	0.0	0.0	0.7	180.0%	(102.8%)	0.4	(0.7)
4432	Hillpointe Paladin	—	—	EL	N13	W	2.3	77.2%	0.4	0.4	0.0	0.0	0.8	155.6%	(78.4%)	0.3	(0.6)

NV-1	Jamie Kominos-Total Excl New				N13		286.3	33.2%	75.4	76.5	0.0	0.0	151.9	37.0%	(3.8%)	(8.8)	(29.0)

NV-1	Jamie Kominos-Total						336.7	36.1%	84.3	86.7	0.0	0.0	170.9	38.4%	(2.2%)	(2.6)	(23.0)

West-Total Excl New							1717.7	37.4%	415.1	402.4	0.0	0.0	817.5	37.8%	(0.4%)	41.4	(91.0)

West-Total							1772.1	38.0%	424.2	412.8	0.0	0.0	837.0	38.1%	(0.1%)	49.0	(86.3)

North/South/West Total Excl New							5181.9	39.6%	1270.2	1259.9	0.0	0.0	2530.1	39.5%	0.0%	60.8	(86.9)

North/South/West Total							5356.4	39.9%	1309.1	1300.0	0.0	0.0	2609.1	39.7%	0.2%	69.1	(78.3)

4401	Hollywood	Ingrid	Garcia	HS		M	30.3	28.6%	7.4	7.4	0.0	0.0	14.9	27.4%	1.2%	0.3	1.5
4403	Miami	Gennaro	Carfagno	HS		M	16.7	36.0%	3.9	4.1	0.0	0.0	8.0	35.0%	1.0%	0.4	(0.0)

PAL	Tammy Mays-Total Excl New				N13		47.0	30.9%	11.3	11.6	0.0	0.0	22.9	29.7%	1.2%	0.7	1.5

PAL	Tammy Mays-Total						47.0	30.9%	11.3	11.6	0.0	0.0	22.9	29.7%	1.2%	0.7	1.5

Weekly Detail Financial Report

Week #	2
Scale	$1,000

		Principle					Revenue
SCH #	NAME	First	Last	Type	New		Bud 4/1	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	% of Budget	V Bud Prorated	PY Week	PY MTD	V PY MTD
1601	Clear Lake	Edward	Wachtel	HS		W	31.3	7.1	7.3	0.0	0.0	14.4	46%	(1.27)	6.7	13.4	7%
1602	Fort Bend	Diana	Monn	HS		W	44.7	8.3	8.6	0.0	0.0	16.9	38%	(5.45)	10.7	20.7	(18%)
1603	Hospital	—	—	HS		W	8.0	2.8	2.8	0.0	0.0	5.6	70%	1.60	3.1	5.1	11%
1604	Kingwood	Jimmy	Elliott	HS		W	36.1	6.9	7.4	0.0	0.0	14.3	40%	(3.77)	7.2	13.2	8%
1605	North	Bill	Snead	HS		W	46.7	14.8	14.7	0.0	0.0	29.5	63%	6.15	12.2	20.9	41%
1606	Central	Mary	Welch	HS		W	23.2	5.0	5.4	0.0	0.0	10.4	45%	(1.22)	4.8	9.6	8%
1607	Katy	Lawrence	Ermis	HS		W	24.4	4.9	4.9	0.0	0.0	9.7	40%	(2.50)	4.1	8.2	19%

HLA	Susan McKinney-Total Excl New				N13		214.4	49.7	51.1	0.0	0.0	100.7	47%	(6.46)	48.8	91.1	11%

HLA	Susan McKinney-Total						214.4	49.7	51.1	0.0	0.0	100.7	47%	(6.46)	48.8	91.1	11%

5005	People For People	Raymond	Merriweather	CS		W	8.3	2.1	2.1	0.0	0.0	4.2	50%	0.00	2.1	4.2	0%
5006	Franklin Town	Bill	Tomasco	CS		M	112.0	28.0	28.0	0.0	0.0	56.0	50%	0.00	28.5	57.0	(2%)
5007	PAC - Char PA Charter Academy	Brien	Gardiner	CS		W	48.9	12.2	12.2	0.0	0.0	24.5	50%	0.00	11.3	22.5	9%
5010	Philadelphia Academy Services	—	—	CS		W	1.5	0.4	0.4	0.0	0.0	0.8	50%	0.00	0.4	0.8	0%
5012	Maritime Academy	Ann	Waiters	EL		M	8.0	2.0	2.0	0.0	0.0	4.0	50%	0.00	2.3	4.5	(11%)

Charter-Total Excl New					N13		178.8	44.7	44.7	0.0	0.0	89.4	50%	0.00	44.5	88.9	1%

Charter-Total							178.8	44.7	44.7	0.0	0.0	89.4	50%	0.00	44.5	88.9	1%

Sub-Total Excl New							13643.0	3334.1	3334.0	0.0	0.0	6668.1	49%	(153.38)	3,220.7	6,417.3	4%

Sub-Total							13981.6	3422.6	3415.1	0.0	0.0	6837.7	49%	(153.09)	3,233.7	6,445.5	6%

Closed Schools							367.3					—			125.1	248.8

Sub-Total							14,348.9					6,837.7			3,358.8	6,694.2

TAC & Registration Accrual							158.2					61.7

Nobel-Total							14,507.2					6,899.4			3,358.8	6,694.2

		Principle					Payroll										Contribution Margin V Bud
SCH #	NAME	First	Last	Type	New		Bud 4/1	Act %	Act 4/8	Act 4/15	Act 4/22	Act 4/29	Act MTD	Act MTD	V Bud % of Rev	V Bud $
1601	Clear Lake	Edward	Wachtel	HS		W	10.9	34.9%	2.7	2.6	0.0	0.0	5.3	36.6%	(1.8%)	0.2	(1.1)
1602	Fort Bend	Diana	Monn	HS		W	13.0	29.0%	3.2	3.3	0.0	0.0	6.5	38.3%	(9.3%)	0.0	(5.4)
1603	Hospital	—	—	HS		W	4.4	55.2%	1.8	1.5	0.0	0.0	3.3	59.1%	(3.9%)	(1.1)	0.5
1604	Kingwood	Jimmy	Elliott	HS		W	10.1	28.1%	2.4	2.6	0.0	0.0	5.1	35.6%	(7.5%)	(0.0)	(3.8)
1605	North	Bill	Snead	HS		W	13.4	28.8%	3.4	4.1	0.0	0.0	7.5	25.4%	3.4%	(0.8)	5.4
1606	Central	Mary	Welch	HS		W	9.8	42.0%	1.8	1.8	0.0	0.0	3.6	34.6%	7.4%	1.3	0.1
1607	Katy	Lawrence	Ermis	HS		W	9.9	40.3%	2.6	2.5	0.0	0.0	5.1	52.9%	(12.6%)	(0.2)	(2.7)

HLA	Susan McKinney-Total Excl New				N13		71.5	33.3%	17.9	18.4	0.0	0.0	36.3	36.1%	(2.7%)	(0.6)	(7.1)

HLA	Susan McKinney-Total						71.5	33.3%	17.9	18.4	0.0	0.0	36.3	36.1%	(2.7%)	(0.6)	(7.1)

5005	People For People	Raymond	Merriweather	CS		W	0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0
5006	Franklin Town	Bill	Tomasco	CS		M	0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0
5007	PAC - Char PA Charter Academy	Brien	Gardiner	CS		W	0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0
5010	Philadelphia Academy Services	—	—	CS		W	0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0
5012	Maritime Academy	Ann	Waiters	EL		M	0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0

Charter-Total Excl New					N13		0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0

Charter-Total							0.0	0.0%	0.0	0.0	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0

Sub-Total Excl New							5300.4	38.9%	1299.5	1289.9	0.0	0.0	2589.3	38.8%	0.0%	60.9	(92.5)

Sub-Total							5474.9	39.2%	1338.3	1329.9	0.0	0.0	2668.2	39.0%	0.1%	69.2	(83.9)

Closed Schools							172.4						—

Sub-Total							5,647.3						2,668.2

TAC & Registration Accrual							38.2						19.1

Nobel-Total							5,685.5						2,687.4

March ’05 Actual (Final) - Operations P&L - Summary

Nobel Learning Communities, Inc.

Weeks in Month	5
Scale	$1,000

	Month - Actual						Month - Budget
	Net Rev	Personnnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnnel	Controllable	Semi Variable	Fixed	Op Profit
North	$5,570	$2,762	$700	$133	$1,176	$798	$5,524	$2,780	$601	$134	$1,182	$827
South	4,740	2,380	534	99	984	743	4,710	2,391	467	88	984	780
West	5,227	2,421	558	88	1,161	1,000	5,371	2,604	517	93	1,157	1,000
North/South/West	15,538	7,564	1,791	320	3,321	2,541	15,605	7,775	1,585	315	3,323	2,607

PAL	162	64	20	3	31	44	153	69	19	3	37	24
HLA	210	93	21	4	45	47	220	103	14	5	49	49
Charter	182	10	9	0	88	75	179	0	13	0	88	78
Sub-Total	16,091	7,730	1,841	328	3,485	2,707	16,157	7,948	1,631	323	3,497	2,758

Closed	0	(9)	3	4	43	(40)	338	211	41	12	150	(76)
Other(1)	59	31	2	0	270	(244)	21	66	32	0	12	(88)
TAC	0	0	1	0	(0)	(1)	36	15	30	2	3	(14)

Nobel-Total	$16,149	$7,752	$1,847	$331	$3,798	$2,421	$16,551	$8,240	$1,733	$337	$3,661	$2,579

	Variance to Budget						Actual % of Rev					Personnel % of Rev
	Net Rev	Personnnel	Controllable	Semi Variable	Fixed	Op Profit	Personnnel	Controllable	Semi Variable	Fixed	Op Profit	Bud % of Rev	Act % of Rev	Variance
North	$46	$18	($99)	$1	$5	($29)	50%	13%	2%	21%	14.3%	50.3%	49.6%	0.7%
South	31	10	(67)	(11)	1	(37)	50%	11%	2%	21%	15.7%	50.8%	50.2%	0.5%
West	(144)	183	(41)	5	(4)	(0)	46%	11%	2%	22%	19.1%	48.5%	46.3%	2.2%
North/South/West	(68)	211	(206)	(5)	2	(66)	49%	12%	2%	21%	16.4%	49.8%	48.7%	1.1%

PAL	9	5	(0)	0	6	20	40%	12%	2%	19%	27.0%	45.3%	39.8%	5.5%
HLA	(10)	11	(7)	0	4	(2)	44%	10%	2%	21%	22.5%	47.1%	44.1%	3.0%
Charter	3	(10)	4	0	(0)	(3)	5%	5%	0%	48%	41.3%	0.0%	5.4%	(5.4%)
Sub-Total	(66)	218	(210)	(4)	12	(51)	48%	11%	2%	22%	16.8%	49.2%	48.0%	1.2%

Closed	(338)	221	38	8	106	36	-12167%	3633%	4737%	57670%	(53773.1%)	62.6%	(12166.7%)	12229.3%
Other(1)	38	35	29	0	(258)	(156)	53%	3%	0%	461%	(417.3%)	319.6%	52.7%	266.9%
TAC	(36)	15	29	2	3	13						42.4%		#VALUE!

Nobel-Total	($402)	$488	($113)	$6	($137)	($158)	48%	11%	2%	24%	15.0%	49.8%	48.0%	1.8%

March ’05 Actual (Final) - Operations P&L - Summary

Nobel Learning Communities, Inc.

Weeks in Month	5
Scale	$1,000

				Month - Actual						Month - Budget						Variance to Budget
SCH #	NAME	New	Bill	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit
9	North Wales		W	88	45	12	1	19	11	92	45	10	1	17	18	($4)	($0)	($1)	$0	($2)	($7)
10	Plymouth Meeting		W	96	54	12	2	18	9	107	52	11	2	18	24	(11)	(2)	(2)	0	(0)	(15)
702	Lehigh Valley		W	91	52	11	2	17	8	76	45	10	2	17	2	15	(7)	(1)	(1)	0	6
706	Chalfont		W	81	43	15	2	19	3	97	54	14	2	18	10	(16)	11	(1)	0	(1)	(7)
708	Marple		W	124	63	12	2	18	29	119	59	11	2	18	29	5	(4)	(1)	(0)	0	0
709	Newtown Grant		W	105	43	11	3	17	30	89	41	10	2	18	19	16	(3)	(2)	(2)	0	10
712	Royersford		W	130	56	16	2	16	40	119	55	12	2	16	34	10	(1)	(4)	(0)	0	5
713	Audubon		W	121	55	13	2	21	30	122	56	12	2	21	31	(1)	1	(1)	(0)	0	(1)
714	Oaks		W	95	55	29	5	43	(38)	88	57	14	5	47	(36)	7	2	(15)	0	4	(2)
715	Penn Mutual		W	86	47	9	3	25	1	86	46	10	2	24	5	(0)	(1)	1	(2)	(1)	(3)
716	Rainbow World		W	89	54	16	5	17	(2)	98	53	14	4	17	9	(8)	(1)	(2)	(0)	(0)	(12)
4424	Oaks (714) Paladin	N13	M	2	1	—	—	0	1	2	3	1	—	1	(2)	0	2	1	0	0	3

PA-1	Donna Knoll-total excl New	N13		1,106	568	156	30	231	121	1,093	563	128	25	233	145	13	(6)	(29)	(4)	1	(24)

PA-1	Donna Knoll - Total			1,109	569	156	30	232	122	1,095	566	128	25	233	143	14	(4)	(28)	(4)	2	(21)

8	Wayne		W	108	50	14	3	8	32	107	52	11	3	8	34	0	2	(3)	(1)	(0)	(1)
14	Great Valley		W	141	65	11	3	22	40	136	65	11	3	22	35	5	(0)	0	1	(0)	5
15	West Goshen		M	90	50	14	6	37	(17)	78	54	13	6	38	(32)	12	4	(1)	(0)	0	15
17	Exton		W	102	45	10	5	16	26	100	46	14	2	16	21	2	1	4	(2)	0	5
52	Manapalan Elem		M	241	122	39	11	60	9	246	137	31	8	62	9	(6)	15	(8)	(3)	2	0
704	Brandywine		W	112	50	9	3	21	28	127	56	12	3	22	35	(15)	5	3	0	0	(7)
705	Camp Hill		W	66	30	6	2	11	17	60	30	6	2	11	11	6	(0)	0	(0)	(0)	6
707	Stoneridge		W	106	48	13	2	18	25	102	49	12	2	18	21	4	1	(2)	0	(0)	4
710	Lancaster		W	111	51	9	2	14	35	98	47	8	1	14	28	12	(4)	(1)	(0)	0	7
711	Chaddsford		W	117	54	17	2	22	23	121	55	11	3	22	31	(4)	1	(6)	1	(0)	(8)
4429	West Goshen (Paladin)		W	—	—	—	—	0	(0)	—	—	—	—	0	(0)	0	0	0	0	0	0

PA-2	Loraine DiScuillo-Total excl New	N13		1,194	566	142	37	230	218	1,176	591	129	33	232	191	18	25	(13)	(5)	2	27

PA-2	Loraine DiScuillo-Total			1,194	566	142	37	230	218	1,176	591	129	33	232	191	18	25	(13)	(5)	2	27

1	Main Street		W	117	53	12	2	19	30	95	43	9	3	19	20	22	(10)	(3)	1	0	10
4	Colwick		W	(1)	—	2	1	13	(17)	74	36	13	2	18	4	(74)	36	12	0	5	(21)
6	Washington Twp		W	116	56	15	2	8	34	112	49	13	2	8	40	3	(7)	(2)	(0)	0	(6)
7	Moorestown		W	134	54	18	1	9	53	118	49	14	2	9	43	16	(5)	(4)	1	(0)	9
12	Voorhees Elementary		M	59	62	17	5	45	(70)	64	49	15	6	33	(39)	(5)	(12)	(2)	1	(12)	(31)
18	Evesham		W	118	54	19	2	20	22	113	49	13	3	21	27	5	(5)	(6)	1	1	(4)
19	Glassboro		W	90	43	13	4	19	12	75	36	10	3	18	7	15	(6)	(3)	(1)	(0)	5
50	Toms River	N13	W	108	54	14	3	19	18	108	54	14	1	20	19	(1)	(0)	(0)	(1)	1	(2)
54	Wayne		W	79	47	12	1	11	8	84	46	10	1	14	13	(5)	(1)	(2)	(0)	2	(6)
55	Kings Grant		W	119	56	13	2	20	28	114	52	12	2	19	29	4	(4)	(1)	(0)	(1)	(1)
4422	Voorhees (12)		W	5	4	1	0	2	(3)	9	6	1	—	3	(1)	(4)	1	(0)	(0)	0	(2)

NJ-1	Melissa Bailey-Total Excl New	N13		835	429	123	20	167	97	857	416	111	23	163	143	(22)	(12)	(11)	4	(4)	(47)

NJ-1	Melissa Bailey-Total			942	483	137	23	186	114	965	470	125	25	183	162	(23)	(13)	(12)	2	(4)	(48)

20	Emerson		W	67	33	7	2	8	17	70	36	7	1	8	17	(3)	3	0	(0)	0	1
22	Normal		W	83	38	8	1	12	24	77	40	7	2	12	17	7	1	(1)	0	0	7
24	North Regency		W	68	31	9	2	8	17	63	34	6	2	8	13	4	4	(3)	(0)	(0)	4
26	Bloomington		W	110	48	17	2	16	29	111	48	10	3	16	34	(0)	1	(7)	1	0	(6)
27	New Champaign		W	79	38	7	1	16	17	75	38	6	2	16	12	4	(0)	(0)	1	1	4

IL-1	Mindy Goodman-Total Excl New	N13		407	188	48	8	60	103	395	196	36	9	61	93	12	8	(12)	1	1	10

IL-1	Mindy Goodman-Total			407	188	48	8	60	103	395	196	36	9	61	93	12	8	(12)	1	1	10

28	Naperville PS		M	152	63	13	2	28	47	143	64	11	2	27	39	9	1	(3)	0	(0)	8
29	Wheaton		W	122	62	10	1	31	17	112	56	9	2	31	14	10	(6)	(1)	1	(0)	3
30	Westmont		W	128	62	11	1	31	22	133	62	10	2	31	28	(6)	1	(1)	0	0	(6)
31	Lisle		W	133	62	9	2	31	29	130	58	9	2	30	31	3	(4)	(0)	0	(1)	(2)
32	Karns Road		W	61	31	7	2	13	9	57	34	6	3	13	1	4	3	(0)	1	(0)	8
33	St. Charles		W	143	65	9	2	30	37	144	64	9	3	30	37	(1)	(1)	0	1	0	0
34	Bartlett		W	133	64	12	2	32	23	122	61	9	2	30	19	11	(3)	(3)	0	(2)	4
35	Ogden Bend		M	110	57	8	2	45	(2)	116	64	11	3	38	1	(7)	7	3	0	(7)	(3)
36	Ogden Bend-EL	N13	W	77	65	14	4	29	(36)	103	67	15	5	45	(28)	(26)	2	1	0	16	(7)
4427	Odgen Bend (Paladin)		W	—	—	—	—	0	(0)	—	—	—	—	—	—	0	0	0	0	(0)	(0)

IL-2	Mary Ann Huss-Total Excl New	N13		982	465	79	14	241	182	958	463	74	19	231	170	24	(2)	(5)	5	(10)	12

IL-2	Mary Ann Huss-Total			1,059	530	94	18	270	147	1,061	530	90	24	276	142	(2)	(0)	(4)	5	6	5

				Actual % of Rev					Personnel % of Rev
SCH #	NAME	New	Bill	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Bud % of Rev	Act % of Rev	Variance
9	North Wales		W	51%	13%	1%	22%	13%	48.9%	51.2%	(2.3%)
10	Plymouth Meeting		W	57%	13%	2%	19%	9%	49.0%	56.7%	(7.6%)
702	Lehigh Valley		W	57%	12%	3%	19%	9%	59.4%	57.2%	2.1%
706	Chalfont		W	53%	19%	2%	23%	3%	55.2%	52.9%	2.2%
708	Marple		W	51%	10%	2%	14%	24%	49.5%	50.6%	(1.1%)
709	Newtown Grant		W	41%	11%	3%	17%	28%	45.8%	41.4%	4.5%
712	Royersford		W	43%	12%	1%	12%	31%	46.1%	43.5%	2.7%
713	Audubon		W	45%	11%	2%	17%	25%	45.6%	45.4%	0.2%
714	Oaks		W	58%	30%	6%	45%	(39%)	65.4%	57.9%	7.4%
715	Penn Mutual		W	55%	11%	4%	29%	2%	53.1%	54.7%	(1.7%)
716	Rainbow World		W	60%	18%	5%	19%	(3%)	54.1%	60.2%	(6.1%)
4424	Oaks (714) Paladin	N13	M	58%	0%	0%	18%	24%	148.7%	57.7%	91.0%

PA-1	Donna Knoll-total excl New	N13		51%	14%	3%	21%	11%	51.5%	51.4%	0.1%

PA-1	Donna Knoll - Total			51%	14%	3%	21%	11%	51.6%	51.4%	0.3%

8	Wayne		W	46%	13%	3%	8%	30%	48.0%	46.2%	1.8%
14	Great Valley		W	46%	8%	2%	15%	29%	48.0%	46.4%	1.6%
15	West Goshen		M	56%	16%	7%	42%	(19%)	69.4%	55.6%	13.8%
17	Exton		W	44%	10%	5%	16%	26%	46.4%	44.1%	2.3%
52	Manapalan Elem		M	51%	16%	5%	25%	4%	55.4%	50.5%	4.9%
704	Brandywine		W	45%	8%	2%	19%	25%	43.9%	45.1%	(1.1%)
705	Camp Hill		W	46%	9%	3%	16%	26%	50.5%	45.9%	4.6%
707	Stoneridge		W	45%	13%	2%	17%	23%	47.9%	45.2%	2.8%
710	Lancaster		W	46%	8%	1%	12%	32%	47.8%	46.5%	1.3%
711	Chaddsford		W	46%	14%	2%	19%	19%	45.5%	46.2%	(0.7%)
4429	West Goshen (Paladin)		W								#VALUE!

PA-2	Loraine DiScuillo-Total excl New	N13		47%	12%	3%	19%	18%	50.2%	47.4%	2.8%

PA-2	Loraine DiScuillo-Total			47%	12%	3%	19%	18%	50.2%	47.4%	2.8%

1	Main Street		W	45%	11%	2%	16%	26%	45.5%	45.5%	0.0%
4	Colwick		W	0%	(238%)	(178%)	(1724%)	2240%	49.5%	0.0%	49.5%
6	Washington Twp		W	48%	13%	2%	7%	29%	43.4%	48.2%	(4.8%)
7	Moorestown		W	40%	13%	0%	7%	39%	41.9%	40.4%	1.5%
12	Voorhees Elementary		M	104%	29%	8%	77%	(119%)	77.4%	104.5%	(27.1%)
18	Evesham		W	46%	16%	2%	17%	19%	43.2%	45.9%	(2.7%)
19	Glassboro		W	48%	15%	4%	21%	13%	48.5%	47.6%	0.9%
50	Toms River	N13	W	50%	13%	3%	18%	16%	49.7%	50.2%	(0.5%)
54	Wayne		W	60%	15%	1%	14%	10%	54.9%	59.7%	(4.8%)
55	Kings Grant		W	47%	11%	2%	17%	24%	45.8%	47.1%	(1.3%)
4422	Voorhees (12)		W	85%	21%	0%	47%	(54%)	65.8%	85.2%	(19.4%)

NJ-1	Melissa Bailey-Total Excl New	N13		51%	15%	2%	20%	12%	48.6%	51.4%	(2.8%)

NJ-1	Melissa Bailey-Total			51%	15%	2%	20%	12%	48.7%	51.2%	(2.5%)

20	Emerson		W	50%	10%	2%	12%	26%	51.9%	49.6%	2.3%
22	Normal		W	46%	10%	1%	14%	28%	51.5%	46.1%	5.4%
24	North Regency		W	45%	14%	3%	13%	25%	54.0%	45.4%	8.6%
26	Bloomington		W	43%	15%	2%	14%	26%	43.6%	43.0%	0.6%
27	New Champaign		W	49%	9%	2%	20%	21%	50.6%	48.5%	2.1%

IL-1	Mindy Goodman-Total Excl New	N13		46%	12%	2%	15%	25%	49.6%	46.2%	3.4%

IL-1	Mindy Goodman-Total			46%	12%	2%	15%	25%	49.6%	46.2%	3.4%

28	Naperville PS		M	41%	9%	1%	18%	31%	44.7%	41.5%	3.2%
29	Wheaton		W	51%	8%	1%	26%	14%	50.2%	50.9%	(0.7%)
30	Westmont		W	48%	9%	1%	24%	17%	46.9%	48.3%	(1.4%)
31	Lisle		W	46%	7%	1%	23%	22%	44.8%	46.5%	(1.7%)
32	Karns Road		W	51%	11%	3%	21%	15%	59.0%	50.7%	8.3%
33	St. Charles		W	45%	6%	2%	21%	26%	44.3%	45.2%	(0.9%)
34	Bartlett		W	48%	9%	1%	24%	18%	50.2%	48.0%	2.1%
35	Ogden Bend		M	52%	7%	2%	41%	(2%)	54.7%	52.0%	2.7%
36	Ogden Bend-EL	N13	W	84%	19%	6%	38%	(46%)	64.6%	83.8%	(19.2%)
4427	Odgen Bend (Paladin)		W								#VALUE!

IL-2	Mary Ann Huss-Total Excl New	N13		47%	8%	1%	25%	19%	48.4%	47.4%	1.0%

IL-2	Mary Ann Huss-Total			50%	9%	2%	25%	14%	49.9%	50.0%	(0.1%)

March ’05 Actual (Final) - Operations P&L - Summary

Nobel Learning Communities, Inc.

Weeks in Month	5
Scale	$1,000

				Month - Actual						Month - Budget						Variance to Budget
SCH #	NAME	New	Bill	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit
230	Weston		M	119	68	17	2	21	10	112	60	16	3	22	11	7	(8)	(1)	1	1	(0)
231	Welleby		M	87	47	16	2	17	4	73	41	10	2	17	2	14	(6)	(6)	(0)	1	2
232	Northcorp		M	145	69	18	1	21	35	126	70	11	2	22	21	19	1	(7)	1	1	15
233	Embassy Lakes		M	76	38	12	2	14	10	69	35	7	2	14	12	6	(3)	(4)	0	(1)	(2)
234	Plantation		M	55	40	9	2	16	(12)	64	42	9	2	15	(5)	(9)	2	0	(0)	(1)	(8)
236	Pembroke Pines		M	99	47	25	5	46	(23)	125	63	17	4	45	(5)	(26)	16	(7)	(0)	(1)	(18)
238	Coconut Creek		M	100	53	12	2	27	5	100	53	11	2	27	7	(0)	0	(1)	(0)	(0)	(2)
239	Pembroke Pines-PS		M	101	44	12	1	21	23	85	44	8	2	21	10	16	0	(3)	0	0	13
4406	P. Pines (236)		M	78	20	2	—	15	42	78	20	1	—	14	42	0	0	(1)	0	(1)	(1)

FL-1	Tammy Mays-Total Excl New	N13		859	426	123	17	199	94	832	428	93	18	198	95	28	2	(30)	1	(2)	(1)

FL-1	Tammy Mays-Total			859	426	123	17	199	94	832	428	93	18	198	95	28	2	(30)	1	(2)	(1)

North-Total Excl New				5,383	2,642	671	126	1,128	815	5,311	2,657	571	128	1,116	838	72	15	(100)	2	(11)	(23)

North-Total				5,570	2,762	700	133	1,176	798	5,524	2,780	601	134	1,182	827	46	18	(99)	1	5	(29)

801	Fair Lakes		W	149	60	14	2	22	50	155	59	13	2	24	58	(6)	(2)	(1)	(0)	2	(7)
802	Clifton		W	121	55	11	2	26	26	120	59	15	2	25	19	1	4	3	(0)	(0)	7
803	Centreridge		W	130	56	15	3	23	34	124	54	13	2	23	33	5	(2)	(2)	(1)	(0)	0
804	Great Falls		W	132	51	12	2	23	45	131	52	11	1	22	45	1	1	(1)	(0)	(1)	1
805	Ashburn Farms		W	130	60	15	2	22	30	104	53	13	2	22	14	26	(8)	(2)	(0)	0	16
807	Silver Lake		W	171	72	16	2	24	56	172	77	19	1	24	51	(1)	5	3	(1)	(0)	6
809	Gainesville		W	156	65	15	2	22	52	158	66	17	3	22	50	(2)	1	2	1	(0)	2
813	Cascades		W	107	49	12	2	18	26	93	42	11	2	18	20	14	(7)	(1)	(1)	0	6
816	NWFC		W	115	61	12	2	19	21	132	61	12	3	19	37	(17)	0	0	1	(1)	(16)
817	Flint Ridge		W	140	47	18	1	22	52	142	49	16	1	21	55	(1)	1	(2)	0	(1)	(3)
818	Manassas		W	117	56	13	3	27	18	140	66	16	2	27	29	(23)	10	4	(1)	(0)	(11)
819	Lake Ridge	N13	W	126	55	11	3	29	28	90	43	9	2	26	11	36	(12)	(2)	(2)	(2)	17

VA-1	Jessica Nelson-Total Excl New	N13		1,469	634	154	24	248	411	1,473	638	157	20	246	411	(3)	4	3	(3)	(1)	(1)

VA-1	Jessica Nelson-Total			1,595	689	165	27	276	438	1,563	680	166	22	272	422	32	(8)	1	(5)	(4)	16

806	Dulles		M	174	85	26	4	39	20	172	97	18	3	40	13	2	12	(8)	(0)	1	7
808	Chantilly/Dulles		W	164	59	17	2	21	65	152	57	12	2	20	61	12	(3)	(5)	0	(0)	4
810	Children's Castle		W	74	43	9	1	13	7	94	47	7	1	14	24	(19)	4	(2)	0	1	(16)
811	Loudoun CC		W	100	51	11	2	18	18	120	46	10	2	18	45	(20)	(5)	(1)	(0)	(0)	(27)
812	Stony Point		W	90	43	12	2	16	18	85	38	8	1	16	21	5	(5)	(4)	(1)	0	(4)
815	Sterling		M	129	64	18	4	42	1	127	72	15	4	41	(5)	2	8	(4)	0	(0)	6
1140	Bethesda Country Day		M	157	79	16	7	14	41	148	66	15	4	15	47	9	(12)	(1)	(3)	1	(6)
1160	Vienna		M	162	72	20	4	29	37	182	86	18	4	29	45	(20)	13	(2)	0	0	(8)
4407	Dulles (806)		M	27	17	0	0	9	(0)	41	21	1	0	9	10	(14)	3	1	0	(0)	(10)
4425	Vienna (1160)		M	—	—	—	—	0	(0)	—	—	—	—	1	(1)	0	0	0	0	0	0
4421	Sterling (815)		M	36	16	(0)	0	8	12	28	20	1	—	8	(0)	8	3	1	(0)	(0)	12

VA-2	Jessica Nelson-Total Excl New	N13		1,112	530	129	26	209	218	1,149	549	106	22	212	260	(37)	19	(23)	(4)	3	(42)

VA-2	Jessica Nelson-Total			1,112	530	129	26	209	218	1,149	549	106	22	212	260	(37)	19	(23)	(4)	3	(42)

604	Mt. View		W	75	34	4	2	10	25	61	32	4	2	11	13	14	(2)	0	0	0	12
611	Mallard Creek		W	86	51	17	2	21	(4)	91	44	8	3	22	14	(5)	(6)	(9)	1	1	(19)
612	Southpoint		W	124	57	12	2	20	33	117	57	10	2	20	28	7	0	(2)	(0)	0	5
614	Huntersville		W	72	41	7	1	20	3	80	47	8	2	20	4	(8)	6	0	1	0	(1)
615	Bannington Road		W	130	62	8	1	21	37	123	59	9	1	21	33	7	(3)	1	(0)	0	5
616	Mooresville		W	116	51	8	2	22	33	111	54	9	1	22	25	5	3	0	(0)	0	8
1110	Ashley Cooper		W	131	59	14	4	25	29	118	55	12	2	25	24	13	(5)	(1)	(1)	(0)	5
1125	Wildewood (1125/1111)		M	102	59	12	2	25	4	91	53	12	2	25	(1)	12	(7)	(1)	1	0	5

NC-1	Chad Scott-Total Excl New	N13		836	415	83	15	164	159	793	401	72	15	166	138	43	(14)	(11)	0	3	21

NC-1	Chad Scott-Total			836	415	83	15	164	159	793	401	72	15	166	138	43	(14)	(11)	0	3	21

601	West Market		W	142	62	16	2	11	51	120	56	10	2	10	41	22	(6)	(5)	0	(1)	10
602	Salisbury		W	78	44	12	2	18	3	67	41	5	2	17	2	11	(3)	(7)	(0)	(1)	0
603	West Vandalia		W	66	38	4	1	15	8	64	39	6	1	14	4	2	1	2	0	(1)	4
608	Adams Farm		W	87	48	9	1	16	13	92	49	9	1	15	17	(4)	0	(0)	(0)	(0)	(4)
609	Lewisville PS - Discovery		W	80	48	10	1	14	6	75	47	6	2	14	6	5	(1)	(4)	0	(0)	0
613	Ballantyne		M	107	72	16	2	40	(23)	105	67	10	3	39	(14)	2	(4)	(6)	0	(0)	(9)
617	Birkdale		M	81	52	14	5	47	(37)	59	54	10	4	49	(58)	21	3	(4)	(1)	2	21

NC-2	Chad Scott-Total Excl New	N13		641	363	81	15	160	21	582	353	57	15	159	(2)	59	(10)	(24)	(0)	(1)	23

NC-2	Chad Scott-Total			641	363	81	15	160	21	582	353	57	15	159	(2)	59	(10)	(24)	(0)	(1)	23

605	Woodcroft Parkway		W	40	29	(1)	1	7	4	63	35	5	1	7	16	(23)	5	6	0	0	(11)
650	MacKenan		M	107	78	15	4	30	(20)	94	76	12	3	28	(25)	13	(2)	(4)	(2)	(1)	5
652	Preston		M	73	50	9	2	29	(16)	58	40	7	3	30	(23)	15	(9)	(1)	0	1	6
653	Cary - Elem		M	116	66	19	4	42	(15)	125	76	13	3	42	(8)	(10)	10	(6)	(1)	0	(7)
1122	North Raleigh		M	88	60	15	3	32	(22)	128	81	14	3	31	(2)	(40)	21	(1)	0	(1)	(20)
1123	ECLC		M	46	35	5	1	11	(6)	52	34	4	1	11	2	(7)	(1)	(1)	(0)	0	(8)
1124	Millbrook		M	76	56	13	1	17	(13)	84	50	9	1	18	5	(9)	(6)	(4)	(0)	1	(18)
4410	Cary, NC - Paladin		W	12	10	0	0	7	(5)	18	13	1	0	7	(3)	(6)	3	1	(0)	(0)	(2)
4431	North Raleigh Paladin	N13	W	—	0	0	—	0	(0)	2	2	0	—	0	(1)	(2)	2	0	0	0	1

NC-3	Betsey Ervin-Total Excl New	N13		556	384	75	17	175	(94)	622	406	66	14	175	(38)	(66)	22	(9)	(3)	0	(56)

NC-3	Betsey Ervin-Total			556	384	75	17	175	(94)	624	408	66	14	175	(39)	(67)	24	(9)	(3)	0	(55)

South-Total Excl New				4,615	2,325	523	96	955	716	4,618	2,346	458	86	958	770	(3)	21	(65)	(10)	3	(55)

South-Total				4,740	2,380	534	99	984	743	4,710	2,391	467	88	984	780	31	10	(67)	(11)	1	(37)

				Actual % of Rev					Personnel % of Rev
SCH #	NAME	New	Bill	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Bud % of Rev	Act % of Rev	Variance
230	Weston		M	57%	14%	1%	18%	9%	53.7%	57.4%	(3.7%)
231	Welleby		M	54%	19%	3%	19%	5%	56.6%	54.2%	2.4%
232	Northcorp		M	47%	13%	1%	14%	24%	55.3%	47.5%	7.8%
233	Embassy Lakes		M	50%	15%	2%	19%	13%	50.1%	50.3%	(0.2%)
234	Plantation		M	73%	16%	4%	29%	(22%)	66.0%	73.3%	(7.3%)
236	Pembroke Pines		M	47%	25%	5%	46%	(23%)	50.3%	47.2%	3.0%
238	Coconut Creek		M	53%	12%	2%	27%	5%	53.5%	53.4%	0.1%
239	Pembroke Pines-PS		M	43%	11%	1%	21%	23%	51.4%	43.3%	8.1%
4406	P. Pines (236)		M	25%	2%	0%	19%	53%	25.8%	25.2%	0.6%

FL-1	Tammy Mays-Total Excl New	N13		50%	14%	2%	23%	11%	51.5%	49.6%	1.9%

FL-1	Tammy Mays-Total			50%	14%	2%	23%	11%	51.5%	49.6%	1.9%

North-Total Excl New				49%	12%	2%	21%	15%	50.0%	49.1%	0.9%

North-Total				50%	13%	2%	21%	14%	50.3%	49.6%	0.7%

801	Fair Lakes		W	41%	9%	1%	15%	34%	37.8%	40.6%	(2.8%)
802	Clifton		W	46%	9%	2%	21%	22%	49.2%	45.6%	3.6%
803	Centreridge		W	43%	12%	2%	17%	26%	43.1%	42.9%	0.3%
804	Great Falls		W	39%	9%	1%	17%	34%	39.9%	38.7%	1.1%
805	Ashburn Farms		W	46%	12%	2%	17%	23%	50.7%	46.5%	4.3%
807	Silver Lake		W	42%	10%	1%	14%	33%	44.9%	42.1%	2.8%
809	Gainesville		W	42%	9%	1%	14%	33%	41.7%	41.7%	(0.0%)
813	Cascades		W	45%	11%	2%	17%	24%	45.2%	45.4%	(0.2%)
816	NWFC		W	53%	11%	2%	17%	18%	46.2%	52.8%	(6.6%)
817	Flint Ridge		W	34%	13%	1%	16%	37%	34.3%	33.7%	0.6%
818	Manassas		W	48%	11%	2%	23%	16%	47.2%	48.3%	(1.1%)
819	Lake Ridge	N13	W	44%	9%	3%	23%	22%	47.3%	43.8%	3.5%

VA-1	Jessica Nelson-Total Excl New	N13		43%	10%	2%	17%	28%	43.3%	43.1%	0.2%

VA-1	Jessica Nelson-Total			43%	10%	2%	17%	27%	43.5%	43.2%	0.4%

806	Dulles		M	49%	15%	2%	22%	12%	56.6%	48.9%	7.6%
808	Chantilly/Dulles		W	36%	10%	1%	13%	40%	37.3%	36.2%	1.2%
810	Children's Castle		W	58%	13%	2%	18%	10%	49.9%	58.0%	(8.1%)
811	Loudoun CC		W	51%	11%	2%	18%	18%	38.1%	50.7%	(12.7%)
812	Stony Point		W	47%	13%	2%	18%	20%	44.8%	47.4%	(2.6%)
815	Sterling		M	50%	14%	3%	32%	1%	56.7%	49.6%	7.0%
1140	Bethesda Country Day		M	50%	10%	5%	9%	26%	44.9%	50.1%	(5.2%)
1160	Vienna		M	45%	12%	2%	18%	23%	46.9%	44.7%	2.2%
4407	Dulles (806)		M	65%	0%	0%	35%	(1%)	50.4%	65.5%	(15.1%)
4425	Vienna (1160)		M								#VALUE!
4421	Sterling (815)		M	46%	(0%)	0%	21%	33%	71.0%	46.0%	25.0%

VA-2	Jessica Nelson-Total Excl New	N13		48%	12%	2%	19%	20%	47.8%	47.6%	0.2%

VA-2	Jessica Nelson-Total			48%	12%	2%	19%	20%	47.8%	47.6%	0.2%

604	Mt. View		W	46%	5%	2%	14%	33%	51.8%	45.8%	6.0%
611	Mallard Creek		W	59%	20%	2%	24%	(5%)	48.5%	58.9%	(10.4%)
612	Southpoint		W	46%	10%	2%	16%	27%	49.0%	46.2%	2.8%
614	Huntersville		W	56%	10%	2%	28%	4%	58.2%	56.3%	1.9%
615	Bannington Road		W	48%	6%	1%	16%	29%	48.0%	47.8%	0.3%
616	Mooresville		W	44%	7%	1%	19%	28%	48.7%	44.0%	4.6%
1110	Ashley Cooper		W	45%	11%	3%	19%	22%	46.3%	45.4%	0.9%
1125	Wildewood (1125/1111)		M	58%	12%	2%	24%	4%	58.4%	58.1%	0.3%

NC-1	Chad Scott-Total Excl New	N13		50%	10%	2%	20%	19%	50.6%	49.6%	0.9%

NC-1	Chad Scott-Total			50%	10%	2%	20%	19%	50.6%	49.6%	0.9%

601	West Market		W	44%	11%	2%	8%	36%	46.5%	43.6%	2.9%
602	Salisbury		W	56%	15%	2%	23%	4%	60.9%	56.3%	4.7%
603	West Vandalia		W	57%	6%	2%	23%	12%	60.6%	56.9%	3.7%
608	Adams Farm		W	55%	11%	2%	18%	14%	53.2%	55.3%	(2.1%)
609	Lewisville PS - Discovery		W	59%	13%	2%	18%	8%	62.4%	59.4%	3.0%
613	Ballantyne		M	67%	15%	2%	37%	(21%)	64.1%	67.3%	(3.2%)
617	Birkdale		M	64%	17%	7%	58%	(46%)	92.1%	64.2%	27.9%

NC-2	Chad Scott-Total Excl New	N13		57%	13%	2%	25%	3%	60.6%	56.6%	4.0%

NC-2	Chad Scott-Total			57%	13%	2%	25%	3%	60.6%	56.6%	4.0%

605	Woodcroft Parkway		W	73%	(3%)	3%	17%	11%	54.8%	73.1%	(18.3%)
650	MacKenan		M	73%	14%	4%	28%	(19%)	81.1%	72.7%	8.3%
652	Preston		M	68%	12%	3%	40%	(22%)	70.1%	67.8%	2.3%
653	Cary - Elem		M	57%	17%	3%	36%	(13%)	60.5%	57.3%	3.2%
1122	North Raleigh		M	68%	17%	3%	37%	(25%)	63.6%	68.3%	(4.7%)
1123	ECLC		M	76%	11%	2%	24%	(13%)	64.5%	75.6%	(11.1%)
1124	Millbrook		M	75%	18%	2%	23%	(17%)	59.7%	74.8%	(15.0%)
4410	Cary, NC - Paladin		W	87%	1%	2%	58%	(47%)	75.1%	87.2%	(12.0%)
4431	North Raleigh Paladin	N13	W						127.1%		#VALUE!

NC-3	Betsey Ervin-Total Excl New	N13		69%	14%	3%	31%	(17%)	65.2%	69.0%	(3.8%)

NC-3	Betsey Ervin-Total			69%	14%	3%	31%	(17%)	65.4%	69.1%	(3.7%)

South-Total Excl New				50%	11%	2%	21%	16%	50.8%	50.4%	0.4%

South-Total				50%	11%	2%	21%	16%	50.8%	50.2%	0.5%

March ’05 Actual (Final) - Operations P&L - Summary

Nobel Learning Communities, Inc.

Weeks in Month	5
Scale	$1,000

				Month - Actual						Month - Budget						Variance to Budget
SCH #	NAME	New	Bill	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit
1008	Park Riviera		W	81	35	9	1	18	18	82	39	8	1	15	19	(1)	4	(1)	0	(3)	(1)
1011	Eastern Elem		W	95	44	11	1	32	6	115	49	16	3	29	17	(21)	5	5	2	(2)	(12)
1012	Eastern P.S.		W	59	27	9	1	11	12	73	28	8	1	10	25	(13)	1	(1)	(0)	(0)	(14)
1014	Engle Road Prep		W	45	23	9	1	17	(5)	45	24	7	1	12	0	1	1	(2)	0	(5)	(5)
1024	Pocket Road		W	101	43	11	2	26	19	117	46	11	2	23	36	(15)	3	(0)	0	(4)	(17)
1030	Laguna PS		W	137	51	15	1	19	51	128	55	13	2	20	39	9	4	(2)	0	1	12
1031	Folsom PS		W	63	35	8	1	20	(1)	90	45	11	2	20	13	(28)	10	3	1	0	(14)
1034	Greenhaven Prep		W	113	40	19	3	39	12	123	54	13	3	40	14	(10)	14	(6)	0	1	(2)
1037	Calvine - EL (1037/1025)		W	201	75	21	3	42	58	228	92	20	3	43	69	(27)	17	(1)	(0)	0	(11)
1038	Millcreek - EL (1038/1001)		W	171	61	15	2	36	57	179	71	12	2	36	58	(7)	10	(3)	0	(0)	(1)
1039	Calvine PS		W	126	47	14	2	21	44	125	52	13	2	21	37	2	5	(1)	(0)	0	6
1040	Elk Grove		W	142	49	13	4	27	50	142	56	12	2	28	44	(1)	7	(1)	(2)	1	5

4433	Greenhaven Prep Paladin	N13	W	—	0	0	—	0	(1)	5	3	0	—	0	1	(5)	3	(0)	0	0	(2)

CA-1	Stacey Roth-Total Excl New	N13		1,333	530	154	23	307	320	1,445	610	143	25	296	372	(112)	80	(11)	2	(11)	(52)

CA-1	Stacey Roth-Total			1,333	530	154	23	308	319	1,450	613	143	25	296	373	(117)	83	(11)	2	(11)	(54)

1002	Sierra Gardens		W	128	53	15	2	12	46	131	58	15	1	13	44	(4)	5	0	(0)	1	2
1009	Rocklin PS		W	86	37	7	1	14	26	83	39	9	1	14	20	2	2	2	0	0	6
1013	Baseline PS		W	81	31	5	1	14	30	82	36	7	1	14	24	(1)	5	2	0	0	6
1020	Davis PS		W	97	40	9	1	15	33	91	39	9	1	15	27	6	(1)	1	(0)	0	6
1021	Mayette		W	63	34	6	1	12	10	86	39	7	1	13	25	(23)	5	2	0	1	(15)
1022	Bennett Valley		W	163	59	21	6	26	51	162	71	20	6	27	37	1	12	(1)	0	1	13
1033	Stockton Preschool		W	81	37	8	1	13	22	69	35	8	1	15	11	12	(2)	0	0	1	11
1035	Brookside		W	239	82	22	5	58	72	256	93	24	4	60	75	(17)	11	2	(1)	2	(2)
1036	Davis		W	144	46	14	3	44	38	171	51	14	2	44	60	(27)	5	(0)	(1)	0	(22)
1060	Coto de Caza		M	115	43	21	1	9	41	108	48	9	2	9	39	8	5	(12)	1	1	2
4434	Sierra Gardens Paladin	N13	W	3	2	0	—	0	1	4	3	1	—	1	(1)	(1)	1	1	0	0	2

CA-3	Kathy Henry-Total Excl New	N13		1,197	463	127	21	218	368	1,240	509	123	21	225	362	(43)	46	(4)	(0)	7	6

CA-3	Kathy Henry-Total			1,200	465	127	21	218	369	1,244	512	123	21	226	361	(44)	48	(3)	(0)	8	8

1003	Modesto Preschool		W	65	23	7	1	14	20	65	27	6	1	15	17	(1)	4	(1)	(0)	1	3
1010	Modesto C.C.		W	72	34	9	1	11	18	69	33	7	1	12	16	3	(1)	(2)	0	1	2
1070	Yosemite Preschool		W	75	29	9	2	22	12	82	32	14	3	22	11	(7)	3	4	0	(0)	0
1071	Corning Preschool		W	66	35	6	1	12	11	55	26	5	1	12	11	11	(10)	(1)	0	(0)	0
1072	Mabury Preschool		W	131	67	7	2	23	31	122	52	12	2	23	34	8	(16)	5	(0)	0	(3)
1073	Mabury Elem		W	181	76	17	3	38	49	181	88	14	2	36	41	(0)	13	(3)	(0)	(2)	8
1074	Yosemite Elem		W	289	132	29	3	48	77	318	166	29	3	48	72	(29)	34	1	0	0	5

CA-5	Wendy Bond-Total Excl New	N13		878	396	84	13	169	217	893	423	87	13	168	202	(15)	27	3	0	(0)	15

CA-5	Wendy Bond-Total			878	396	84	13	169	217	893	423	87	13	168	202	(15)	27	3	0	(0)	15

1401	Beaverton		W	75	38	9	2	25	2	71	43	9	2	25	(7)	4	5	(1)	0	0	9
1402	Touchstone		M	116	67	13	1	22	14	96	69	10	3	22	(7)	20	2	(3)	1	1	21
1403	Touchstone Preschool		W	76	36	7	1	19	13	71	39	6	2	19	6	4	3	(1)	0	(0)	7
1501	Bothell Elementary		M	196	122	18	6	46	3	177	112	13	7	49	(3)	19	(10)	(6)	1	2	6
1502	Woodinville PS		M	53	29	4	1	14	5	57	31	4	1	14	7	(4)	2	(0)	0	1	(2)
1503	Lake Forest		M	142	87	16	2	28	9	141	88	11	2	27	12	1	1	(5)	0	(0)	(3)
1504	Brighton		M	240	180	21	1	45	(8)	245	183	21	2	46	(6)	(5)	2	(0)	1	0	(3)

WA-1	Diane Nunez-Total Excl New	N13		898	559	89	14	198	38	859	563	73	18	202	2	39	5	(15)	4	3	36

WA-1	Diane Nunez-Total			898	559	89	14	198	38	859	563	73	18	202	2	39	5	(15)	4	3	36

1301	Durango (EL)		M	126	63	9	3	48	4	118	63	9	2	47	(2)	8	0	(0)	(1)	(1)	6
1302	Durango (PS)		M	113	43	9	1	23	37	95	43	8	1	23	20	18	(0)	(1)	0	0	17
1303	Peccole Ranch		M	110	43	12	2	22	32	116	50	9	1	22	33	(6)	7	(2)	(0)	(0)	(1)
1320	Green Valley		M	97	44	8	1	18	25	88	47	7	1	18	15	9	3	(1)	0	(0)	10
1321	Summerlin		M	114	50	7	2	19	36	100	51	9	2	19	19	13	2	2	1	(0)	17
1322	Hillpointe		M	219	120	22	4	59	14	231	118	18	2	58	36	(13)	(2)	(4)	(2)	(1)	(22)
1700	Cross Creek		M	45	31	23	2	23	(35)	70	45	13	3	23	(14)	(25)	13	(10)	1	0	(21)
1701	Flower Mound		W	24	22	4	2	26	(30)	39	26	8	2	28	(24)	(15)	3	4	0	2	(6)
1702	Cross Creek Day School (Frisco)	N13	W	66	51	8	1	30	(24)	62	44	8	2	26	(18)	5	(7)	(0)	0	(4)	(7)
4413	Durango (1301) - Paladin	N13	W	2	2	0	—	0	(1)	2	4	0	—	0	(2)	(1)	2	0	0	0	1
4432	Hillpointe Paladin	N13	W	3	3	1	—	0	(1)	3	3	1	—	0	(1)	0	0	(0)	0	0	0

NV-1	Jamie Kominos-Total Excl New	N13		848	416	95	16	238	83	858	442	81	15	238	83	(11)	26	(14)	(1)	0	(0)

NV-1	Jamie Kominos-Total			918	472	104	17	268	57	925	492	90	16	265	62	(7)	20	(14)	(1)	(4)	(5)

West-Total Excl New				5,153	2,363	548	86	1,130	1,026	5,296	2,547	507	91	1,129	1,021	(142)	184	(41)	5	(1)	5

West-Total				5,227	2,421	558	88	1,161	1,000	5,371	2,604	517	93	1,157	1,000	(144)	183	(41)	5	(4)	(0)

North/South/West Total Excl New				15,151	7,331	1,742	309	3,213	2,557	15,224	7,550	1,536	306	3,203	2,629	(74)	219	(206)	(3)	(9)	(73)

North/South/West Total				15,538	7,564	1,791	320	3,321	2,541	15,605	7,775	1,585	315	3,323	2,607	(68)	211	(206)	(5)	2	(66)

4401	Hollywood		M	117	42	14	2	16	43	106	45	14	2	21	25	11	3	(0)	0	5	19
4403	Miami		M	45	23	5	1	15	0	47	25	5	1	17	(1)	(2)	2	(0)	0	1	1

PAL	Tammy Mays-Total Excl New	N13		162	64	20	3	31	44	153	69	19	3	37	24	9	5	(0)	0	6	20

PAL	Tammy Mays-Total			162	64	20	3	31	44	153	69	19	3	37	24	9	5	(0)	0	6	20

				Actual % of Rev					Personnel % of Rev
SCH #	NAME	New	Bill	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Bud % of Rev	Act % of Rev	Variance
1008	Park Riviera		W	43%	11%	1%	23%	22%	47.3%	43.4%	3.9%
1011	Eastern Elem		W	47%	12%	1%	33%	6%	42.6%	46.9%	(4.3%)
1012	Eastern P.S.		W	45%	15%	2%	18%	19%	38.7%	45.5%	(6.8%)
1014	Engle Road Prep		W	51%	20%	2%	37%	(11%)	53.0%	50.9%	2.1%
1024	Pocket Road		W	43%	11%	2%	26%	19%	39.5%	42.8%	(3.4%)
1030	Laguna PS		W	37%	11%	1%	14%	37%	42.8%	37.2%	5.6%
1031	Folsom PS		W	55%	13%	1%	32%	(1%)	49.2%	55.5%	(6.2%)
1034	Greenhaven Prep		W	35%	17%	3%	35%	11%	43.7%	35.3%	8.4%
1037	Calvine - EL (1037/1025)		W	37%	11%	2%	21%	29%	40.6%	37.5%	3.2%
1038	Millcreek - EL (1038/1001)		W	36%	9%	1%	21%	33%	39.7%	35.6%	4.1%
1039	Calvine PS		W	37%	11%	1%	16%	35%	41.5%	36.9%	4.6%
1040	Elk Grove		W	35%	9%	3%	19%	35%	39.6%	34.5%	5.1%

4433	Greenhaven Prep Paladin	N13	W						63.9%		#VALUE!

CA-1	Stacey Roth-Total Excl New	N13		40%	12%	2%	23%	24%	42.2%	39.7%	2.5%

CA-1	Stacey Roth-Total			40%	12%	2%	23%	24%	42.3%	39.7%	2.5%

1002	Sierra Gardens		W	42%	12%	1%	10%	36%	44.3%	41.7%	2.6%
1009	Rocklin PS		W	43%	9%	1%	17%	30%	46.2%	43.2%	3.0%
1013	Baseline PS		W	38%	6%	1%	17%	37%	43.8%	38.3%	5.4%
1020	Davis PS		W	41%	9%	1%	15%	34%	43.0%	41.1%	1.9%
1021	Mayette		W	54%	9%	1%	19%	16%	45.1%	54.0%	(8.9%)
1022	Bennett Valley		W	36%	13%	4%	16%	31%	43.7%	36.3%	7.4%
1033	Stockton Preschool		W	46%	10%	1%	16%	27%	50.5%	45.9%	4.6%
1035	Brookside		W	34%	9%	2%	24%	30%	36.6%	34.5%	2.1%
1036	Davis		W	32%	10%	2%	31%	26%	29.9%	31.7%	(1.8%)
1060	Coto de Caza		M	37%	18%	1%	8%	36%	44.3%	37.2%	7.1%
4434	Sierra Gardens Paladin	N13	W	62%	1%	0%	7%	30%	88.3%	61.6%	26.7%

CA-3	Kathy Henry-Total Excl New	N13		39%	11%	2%	18%	31%	41.0%	38.7%	2.4%

CA-3	Kathy Henry-Total			39%	11%	2%	18%	31%	41.2%	38.7%	2.5%

1003	Modesto Preschool		W	35%	12%	1%	21%	31%	40.6%	35.3%	5.3%
1010	Modesto C.C.		W	47%	12%	1%	15%	24%	48.0%	47.0%	1.0%
1070	Yosemite Preschool		W	39%	12%	3%	30%	16%	39.0%	38.7%	0.3%
1071	Corning Preschool		W	54%	9%	1%	19%	17%	46.8%	54.1%	(7.3%)
1072	Mabury Preschool		W	52%	6%	2%	18%	23%	42.1%	51.5%	(9.4%)
1073	Mabury Elem		W	42%	9%	1%	21%	27%	48.7%	41.7%	7.0%
1074	Yosemite Elem		W	46%	10%	1%	17%	27%	52.0%	45.7%	6.3%

CA-5	Wendy Bond-Total Excl New	N13		45%	10%	1%	19%	25%	47.3%	45.1%	2.2%

CA-5	Wendy Bond-Total			45%	10%	1%	19%	25%	47.3%	45.1%	2.2%

1401	Beaverton		W	50%	12%	3%	33%	2%	59.8%	50.3%	9.5%
1402	Touchstone		M	57%	11%	1%	18%	12%	71.3%	57.3%	14.0%
1403	Touchstone Preschool		W	47%	9%	2%	25%	17%	54.7%	47.4%	7.3%
1501	Bothell Elementary		M	62%	9%	3%	24%	2%	63.1%	62.3%	0.8%
1502	Woodinville PS		M	55%	8%	2%	26%	9%	54.1%	54.9%	(0.7%)
1503	Lake Forest		M	61%	11%	2%	20%	6%	62.4%	61.2%	1.2%
1504	Brighton		M	75%	9%	1%	19%	(3%)	74.5%	75.2%	(0.7%)

WA-1	Diane Nunez-Total Excl New	N13		62%	10%	2%	22%	4%	65.6%	62.2%	3.4%

WA-1	Diane Nunez-Total			62%	10%	2%	22%	4%	65.6%	62.2%	3.4%

1301	Durango (EL)		M	50%	7%	2%	38%	3%	53.2%	49.6%	3.5%
1302	Durango (PS)		M	38%	8%	1%	20%	33%	44.6%	37.7%	6.9%
1303	Peccole Ranch		M	39%	10%	1%	20%	29%	42.9%	38.9%	4.0%
1320	Green Valley		M	46%	9%	1%	18%	26%	53.8%	45.7%	8.1%
1321	Summerlin		M	44%	6%	1%	17%	32%	51.3%	43.9%	7.4%
1322	Hillpointe		M	55%	10%	2%	27%	6%	51.0%	55.1%	(4.1%)
1700	Cross Creek		M	70%	52%	5%	52%	(78%)	63.9%	70.0%	(6.1%)
1701	Flower Mound		W	92%	18%	6%	107%	(123%)	64.7%	91.7%	(27.0%)
1702	Cross Creek Day School (Frisco)	N13	W	77%	13%	2%	45%	(37%)	70.7%	76.9%	(6.1%)
4413	Durango (1301) - Paladin	N13	W	111%	9%	0%	23%	(43%)	155.9%	110.9%	45.0%
4432	Hillpointe Paladin	N13	W	99%	27%	0%	11%	(37%)	115.0%	99.3%	15.6%

NV-1	Jamie Kominos-Total Excl New	N13		49%	11%	2%	28%	10%	51.5%	49.1%	2.4%

NV-1	Jamie Kominos-Total			51%	11%	2%	29%	6%	53.2%	51.4%	1.8%

West-Total Excl New				46%	11%	2%	22%	20%	48.1%	45.9%	2.2%

West-Total				46%	11%	2%	22%	19%	48.5%	46.3%	2.2%

North/South/West Total Excl New				48%	11%	2%	21%	17%	49.6%	48.4%	1.2%

North/South/West Total				49%	12%	2%	21%	16%	49.8%	48.7%	1.1%

4401	Hollywood		M	36%	12%	2%	13%	37%	42.2%	35.8%	6.4%
4403	Miami		M	50%	12%	2%	34%	1%	52.5%	50.4%	2.1%

PAL	Tammy Mays-Total Excl New	N13		40%	12%	2%	19%	27%	45.3%	39.8%	5.5%

PAL	Tammy Mays-Total			40%	12%	2%	19%	27%	45.3%	39.8%	5.5%

March ’05 Actual (Final) - Operations P&L - Summary

Nobel Learning Communities, Inc.

Weeks in Month	5
Scale	$1,000

				Month - Actual						Month - Budget						Variance to Budget
SCH #	NAME	New	Bill	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Net Rev	Personnel	Controllable	Semi Variable	Fixed	Op Profit
1601	Clear Lake		W	29	14	2	1	9	4	32	16	2	1	9	4	(3)	2	(0)	0	0	(0)
1602	Fort Bend		W	35	16	3	1	7	8	46	18	3	1	8	16	(11)	2	(0)	0	1	(7)
1603	Hospital		W	12	9	1	0	0	1	8	6	0	0	0	2	4	(3)	(1)	0	(0)	(0)
1604	Kingwood		W	35	12	3	1	7	12	38	15	2	1	7	14	(3)	2	(1)	(0)	0	(2)
1605	North		W	60	20	7	1	7	25	47	19	2	1	8	16	13	(1)	(5)	(0)	1	8
1606	Central		W	20	8	2	0	8	2	25	15	2	1	8	(1)	(5)	7	(0)	0	1	3
1607	Katy		W	19	14	2	1	8	(4)	24	14	2	1	8	(2)	(5)	1	0	(0)	0	(3)

HLA	Susan McKinney -Total Excl New	N13		210	93	21	4	45	47	220	103	14	5	49	49	(10)	11	(7)	0	4	(2)

HLA	Susan McKinney -Total			210	93	21	4	45	47	220	103	14	5	49	49	(10)	11	(7)	0	4	(2)

5005	People For People		W	8	—	—	—	—	8	8	—	1	—	—	7	0	0	1	0	0	1
5006	Franklin Town		M	114	—	2	—	67	46	112	—	4	—	67	42	2	0	2	0	(0)	4
CHAR	PAC - Char PA Charter Academy		W	50	10	5	—	21	14	49	—	7	—	21	21	1	(10)	2	0	0	(7)
5010	Philadelphia Academy Services		W	2	—	—	—	—	2	2	—	0	—	—	1	0	0	0	0	0	0
5012	Maritime Academy		M	8	—	1	—	—	8	8	—	1	—	—	7	0	0	1	0	0	1
5013	Camelot		M	—	—	2	—	—	(2)	—	—	—	—	—	—	0	0	(2)	0	0	(2)

Charter-Total Excl New		N13		182	10	9	0	88	75	179	0	13	0	88	78	3	(10)	4	0	(0)	(3)

Charter-Total				182	10	9	0	88	75	179	0	13	0	88	78	3	(10)	4	0	(0)	(3)

Nobel-Total Excl New				15,704	7,498	1,791	316	3,376	2,723	15,776	7,723	1,581	314	3,377	2,781	(72)	225	(210)	(2)	0	(58)

Sub-Total				16,091	7,730	1,841	328	3,485	2,707	16,157	7,948	1,631	323	3,497	2,758	(66)	218	(210)	(4)	12	(51)

Closed				0	(9)	3	4	43	(40)	338	211	41	12	150	(76)	(338)	221	38	8	106	36
Other				59	31	2	0	270	(244)	21	66	32	0	12	(88)	38	35	29	0	(258)	(156)
TAC				0	0	1	0	(0)	(1)	36	15	30	2	3	(14)	(36)	15	29	2	3	13

Nobel-Total				$16,149	$7,752	$1,847	$331	$3,798	$2,421	$16,551	$8,240	$1,733	$337	$3,661	$2,579	($402)	$488	($113)	$6	($137)	($158)
				16,151	7,752	1,847	331	3,798	2,422	16,551	8,240	1,733	337	3,661	2,579
				(1)	$0	($0)	$0	$0	($1)	0	$0	$0	$0	$0	($0)

				Actual % of Rev					Personnel % of Rev
SCH #	NAME	New	Bill	Personnel	Controllable	Semi Variable	Fixed	Op Profit	Bud % of Rev	Act % of Rev	Variance
1601	Clear Lake		W	46%	8%	3%	29%	13%	49.0%	46.3%	2.7%
1602	Fort Bend		W	47%	8%	2%	20%	24%	40.4%	46.7%	(6.3%)
1603	Hospital		W	76%	11%	0%	1%	11%	76.4%	76.2%	0.2%
1604	Kingwood		W	36%	9%	2%	19%	35%	38.6%	35.7%	2.9%
1605	North		W	34%	12%	1%	12%	41%	40.6%	33.6%	7.0%
1606	Central		W	39%	12%	2%	39%	8%	60.4%	38.6%	21.8%
1607	Katy		W	70%	10%	4%	39%	(23%)	60.3%	70.4%	(10.1%)

HLA	Susan McKinney-Total Excl New	N13		44%	10%	2%	21%	23%	47.1%	44.1%	3.0%

HLA	Susan McKinney-Total			44%	10%	2%	21%	23%	47.1%	44.1%	3.0%

5005	People For People		W	0%	0%	0%	0%	100%	0.0%	0.0%	0.0%
5006	Franklin Town		M	0%	1%	0%	58%	40%	0.0%	0.0%	0.0%
CHAR	PAC - Char PA Charter Academy		W	20%	10%	0%	43%	28%	0.0%	19.6%	(19.6%)
5010	Philadelphia Academy Services		W	0%	0%	0%	0%	100%	0.0%	0.0%	0.0%
5012	Maritime Academy		M	0%	7%	0%	0%	93%	0.0%	0.0%	0.0%
5013	Camelot		M								#VALUE!

Charter-Total Excl New		N13		5%	5%	0%	48%	41%	0.0%	5.4%	(5.4%)

Charter-Total				5%	5%	0%	48%	41%	0.0%	5.4%	(5.4%)

Nobel-Total Excl New				48%	11%	2%	22%	17%	49.0%	47.7%	1.2%

Sub-Total				48%	11%	2%	22%	17%	49.2%	48.0%	1.2%

Closed				(12167%)	3633%	4737%	57670%	(53773%)	62.6%	(12166.7%)	12229.3%
Other				53%	3%	0%	461%	(417%)	319.6%	52.7%	266.9%
TAC									42.4%		#VALUE!

Nobel-Total				48%	11%	2%	24%	15%	49.8%	48.0%	1.8%